UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2020

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34003	51-0350842
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

110 West 44th Street, New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 536-2842

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $.01 par value	TTWO	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 10, 2020, Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), issued an announcement (the “Rule 2.7 Announcement”) pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers (the “Code”) disclosing the terms of a recommended offer (the “Offer”) by the Company to acquire all of the issued and to be issued ordinary shares of Codemasters Group Holdings plc, a public limited company registered in England and Wales (“Codemasters”), in a cash and stock transaction (the “Acquisition”). In connection with the Acquisition, on November 10, 2020, the Company and Codemasters entered into a Co-operation Agreement (the “Co-operation Agreement”).

Rule 2.7 Announcement

Under the terms of the Acquisition, Codemasters shareholders will receive 120 pence in cash and 0.02834 new shares of Company common stock, par value $0.01 per share (the “Company Common Stock”), by means of a court sanctioned scheme of arrangement (the “Scheme”) between Codemasters and Codemasters shareholders under the UK Companies Act of 2006, as amended (the “Companies Act”), for each ordinary share of Codemasters. Based on the closing price of the Company Common Stock of $168.68 and the exchange rate of US$1.31:£1 on November 5, 2020 (being the day prior to media speculation of the Company’s possible interest in an offer for Codemasters), the transaction values each Codemasters ordinary share at 485 pence, representing an equity value for Codemasters of £759 million ($994 million). Based on the closing price of the Company Common Stock of $159.99 and the exchange rate of US$1.32:£1 on November 9, 2020 (being the day before publication of the Rule 2.7 Announcement), the transaction values each Codemasters ordinary share at 464 pence, representing an equity value for Codemasters of £726 million ($956 million).

The Acquisition will be conditioned upon, among other things, (i) approval of the Scheme and the related resolutions by the requisite majorities of Codemasters shareholders and the sanction of the High Court of England and Wales, (ii) the receipt of certain clearances under antitrust laws, including in Austria and Germany and (iii) the absence of a material adverse effect on Codemasters and certain other actions related to Codemasters as described in the Rule 2.7 Announcement. The conditions to the Acquisition are set out in full in the Rule 2.7 Announcement. It is expected that, subject to the satisfaction or waiver of all relevant conditions, the Acquisition will be completed in the first calendar quarter of 2021.

On the date of the Rule 2.7 Announcement and as provided for therein, the Company received irrevocable undertakings from Codemasters directors to vote in favor of the Scheme, who in the aggregate have beneficial ownership of 6,614,250 ordinary shares, or 4.34% of Codemasters’ issued and outstanding shares.

The Company reserves the right, subject to the prior consent of the U.K. Panel on Takeovers and Mergers (the “Panel”) and the Co-operation Agreement, to elect to implement the Acquisition by way of a takeover offer (as such term is defined in the Companies Act).

Co-operation Agreement

Pursuant to the Co-operation Agreement, among other things, Codemasters has agreed to provide the Company with such information and assistance as may be reasonably required for the purposes of making any filings, notifications or submissions to any regulatory authority, and the Company has given certain undertakings to implement the Acquisition. The Co-operation Agreement also includes certain arrangements relating to Codemasters’ share option plans.

The Co-operation Agreement may be terminated (i) upon mutual written agreement of the parties, (ii) if the Codemasters board of directors withdraws or qualifies their recommendation of the Scheme, (iii) if a competing proposal is recommended by the Codemasters board of directors or becomes effective, (iv) if a condition to the Acquisition has not been (or becomes incapable of being) satisfied or waived, (v) if the Acquisition is withdrawn or lapses (other than where such lapse or withdrawal is a result of the exercise of a right to switch to a takeover offer) or (vi) if the Acquisition has not been consummated on or before April 30, 2021, or such later date as agreed by the parties.

Further information relating to the Co-operation Agreement is contained in the Rule 2.7 Announcement.

The foregoing summaries of the Rule 2.7 Announcement and the Co-operation Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the text of the Rule 2.7 Announcement, which is attached as Exhibit 2.1 hereto, and the Co-operation Agreement, which is attached as Exhibit 2.2 hereto, each of which is incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02. The shares of Company Common Stock to be issued to Codemasters shareholders as partial consideration in the Acquisition will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued pursuant to the exemption provided by Section 3(a)(10) under the Securities Act. If the Company exercises its right to implement the Acquisition by way of a takeover offer, such takeover offer will be made in compliance with applicable U.S. tender offer and securities laws and regulations and may require registration.

Item 7.01.	Regulation FD Disclosure.

The information contained above in Item 1.01 with respect to the Rule 2.7 Announcement is hereby incorporated by reference into this Item 7.01.

The information included in this Current Report on Form 8-K, including Exhibit 2.1 hereto, that is furnished pursuant to this Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act. In addition, the information included in this Current Report on Form 8-K, including Exhibit 2.1 hereto, that is furnished pursuant to this Item 7.01 shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

Item 8.01.	Other Events.

On November 10, 2020, the Company issued a press release announcing the terms of the Offer and provided supplemental information regarding the Acquisition in a presentation to analysts and investors. The press release and the investor presentation are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K, and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Rule 2.7 Announcement, dated November 10, 2020.

2.2	Co-operation Agreement, dated November 10, 2020, by and between the Company and Codemasters.

99.1	Press Release, dated November 10, 2020.

99.2	Investor Presentation, dated November 10, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

This Current Report on Form 8-K is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

The Company Common Stock to be issued in the Acquisition has not been and is not expected to be registered under the Securities Act, or under the securities laws of any state or other jurisdiction of the United States. It is expected that the Company Common Stock will be issued in reliance upon an exemption from the registration requirements of the Securities Act set forth in Section 3(a)(10) thereof, and should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. Persons who receive securities in the Acquisition (other than affiliates as described below) may resell them without restriction under the Securities Act. Former Codemasters shareholders (whether or not U.S. persons) who were affiliates (within the meaning of the Securities Act) of the Company within 90 days prior to the effective date of the Acquisition will be subject to certain U.S. transfer restrictions relating to the Company Common Stock received pursuant to the Scheme.

The Company reserves the right, subject to the prior consent of the Panel, to elect to implement the Acquisition by way of a takeover offer (as such term is defined in the Companies Act). Any securities to be issued in connection with such Acquisition, if implemented by way of a takeover offer, will be made in compliance with applicable U.S. tender offer and securities laws and regulations, including the exemptions. If, in the future, the Company exercises its right to implement the Acquisition by way of a takeover offer in which Company Common Stock is to be issued and in a manner that is not exempt from the registration requirements of the Securities Act, the Company will file a registration statement with the SEC that will contain a prospectus with respect to the issuance of the Company Common Stock. In this event, shareholders of Codemasters are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at www.sec.gov. If the Acquisition is implemented by way of a takeover offer, it will be done in compliance with the applicable tender offer rules under the Exchange Act, including Section 14(e) of the Exchange Act and Regulation 14E thereunder.

None of the securities referred to in this Current Report on Form 8-K have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Current Report on Form 8-K. Any representation to the contrary is a criminal offence in the United States.

Nothing in this Current Report on Form 8-K shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the Acquisition.

Forward-Looking Information

The statements contained in this Current Report on Form 8-K which are not historical facts are considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Such forward-looking statements are based on the current beliefs of our management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including the effect of the announcement of the Acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of the Acquisition, or the failure to satisfy conditions to completion of the Acquisition, including the receipt of all required regulatory approvals; our ability to successfully integrate Codemasters’ operations and employees; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect that measures taken to mitigate the COVID-19 pandemic have on our operations, including our ability to timely deliver our titles and other products, and on the operations of our counterparties, including retailers, including digital storefronts and platform partners, and distributors; the effects of the COVID-19 pandemic on consumer demand and the discretionary spending patterns of our customers; the impact of reductions in interest rates by the Federal Reserve and other central banks, including on our short-term investment portfolio; the impact of potential inflation; volatility in foreign currency exchange rates; other risks included herein; as well as, but not limited to, the risks and uncertainties discussed under the heading “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended March 31, 2020; and our other periodic filings with the Securities and Exchange Commission. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

	By:	/s/ Matthew Breitman
	Name:	Matthew Breitman
	Title:	Senior Vice President, General Counsel Americas & Corporate Secretary

Date: November 10, 2020

Exhibit 2.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM THE UNITED STATES OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014

FOR IMMEDIATE RELEASE

10 November 2020

RECOMMENDED CASH AND SHARE ACQUISITION

of

CODEMASTERS GROUP HOLDINGS PLC (“CODEMASTERS”)

by

TAKE-TWO INTERACTIVE SOFTWARE, INC. (“TAKE-TWO”)

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Summary

•

The board of directors of Codemasters and the board of directors of Take-Two are pleased to announce that they have reached agreement on the terms of a recommended cash and shares offer to be made by Take-Two for the entire issued and to be issued share capital of Codemasters (the “Acquisition”). It is intended that the Acquisition is to be effected by means of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act (or, if Take-Two elects, with the consent of the Panel, a takeover offer under Part 28 of the Companies Act).

•	Under the terms of the Acquisition, Codemasters Shareholders will be entitled to receive:

for each Codemasters Share held:	120 pence in cash

and

0.02834 New Take-Two Shares

•

Based on Take-Two’s closing share price of US$168.68 and the exchange rate of US$1.31:£1 on 5 November 2020 (being the day prior to media speculation of Take-Two’s possible interest in an offer for Codemasters (the “Pre-Announcement Date”)), the terms of the Acquisition value each Codemasters Share at 485 pence per share and the entire issued and to be issued share capital of Codemasters at approximately £759 million (US$994 million) on a fully diluted basis. Based on Take-Two’s closing share price of US$159.99 and the exchange rate of US$1.32:£1 on 9 November 2020 (being the last Business Day prior to the date of this announcement (the “Latest Practicable Date”)) the terms of the Acquisition value each Codemasters Share at 464 pence per share and the entire issued and to be issued share capital of Codemasters at approximately £726 million (US$956 million) on a fully diluted basis.

•	As at the Pre-Announcement Date, the terms of the Acquisition represent:

•	a premium of approximately 38.6 per cent. to the closing share price per Codemasters Share of 350 pence on 22 September 2020, being the date of Take-Two’s initial proposal to Codemasters;

•	a premium of approximately 25.1 per cent. to the volume weighted average price per Codemasters Share of 388 pence in the 90 days ending on the Pre-Announcement Date;

•	a premium of approximately 33.7 per cent. to the volume weighted average price per Codemasters Share of 363 pence in the 180 days ending on the Pre-Announcement Date;

•	a premium of approximately 11.5 per cent. to the closing share price per Codemasters Share of 435 pence on the Pre-Announcement Date; and

•	an enterprise value multiple of approximately 40.5 times Codemasters’ adjusted EBITDA for the 12 months ending 31 March 2020.

•

Take-Two is a leading developer, publisher, and marketer of interactive entertainment for consumers around the world. Through its labels, Rockstar Games, 2K, Private Division, and Social Point, Take-Two develops and publishes a diverse portfolio of industry-leading interactive entertainment products, including Grand Theft Auto, Red Dead Redemption, and NBA 2K. Take-Two is listed on NASDAQ with a market capitalisation of approximately US$18.4 billion (£14.0 billion) (as at the Latest Practicable Date). Further information in relation to Take-Two is set out in paragraph 8 of this Announcement.

•

Take-Two believes that the combination of Take-Two and Codemasters would bring together two world-class interactive entertainment portfolios, with a highly complementary fit between Take-Two’s 2K label and Codemasters. Take-Two believes that it can bring benefits to Codemasters’ performance by leveraging Take-Two’s global distribution and marketing infrastructure, together with Take-Two’s core operating expertise in live operations, analytics, product development, and brand and performance marketing.

•	The Take-Two Board believes there is a compelling strategic and financial rationale for the Acquisition because it:

•

creates a global leader in interactive entertainment publishing through the combination of Take-Two and Codemasters’ complementary and critically-acclaimed sports and racing franchises and world-class creative teams;

•	enhances diversity and revenue visibility of the Take-Two IP portfolio through the addition of Codemasters’ regular title release cadence and high-quality racing titles;

•	delivers compelling financial benefits for the Enlarged Group – growth, earnings and operating margin accretive; and

•	provides enhanced revenue opportunity and cost synergy potential.

•

The combination is expected to be accretive to Take-Two’s pro forma adjusted net income per share (excluding Take-Two’s customary adjustments used by its management and the Take-Two Board to adjust Take-Two’s US GAAP financial results) from the first full Fiscal Year following completion of the Acquisition. This is anticipated to be the Fiscal Year ending 31 March 2022.

•

Frank Sagnier, Chief Executive Officer of Codemasters, and Rashid Varachia, Chief Financial Officer of Codemasters, along with the senior executive management team of Codemasters intend to remain with Codemasters following completion of the Acquisition and will continue to lead the Codemasters business within Take-Two’s organisation and its 2K label.

•

The Codemasters Directors, who have been so advised by Jefferies as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Codemasters Directors, Jefferies has taken into account the commercial assessment of the Codemasters Directors. Jefferies is providing independent financial advice to the Codemasters Directors for the purposes of Rule 3 of the Code.

•

Accordingly, the Codemasters Directors intend to recommend unanimously that Codemasters Shareholders vote in favour of the Scheme at the Court Meeting and the resolution to be proposed at the Codemasters General Meeting as the Codemasters Directors who hold, or are otherwise beneficially interested in, Codemasters Shares have irrevocably undertaken to do in respect of the beneficial holdings which are under their control of, in aggregate, 6,614,250 Codemasters Shares and representing approximately 4.34 per cent. of the ordinary share capital of Codemasters in issue on the Latest Practicable Date.

•	It is anticipated that the Acquisition will complete in the first quarter of 2021.

Commenting on the Acquisition, Strauss Zelnick, Chairman and Chief Executive Officer of Take-Two, said:

“We are exceedingly pleased to announce this recommended transaction with the Board of Codemasters. Codemasters has a renowned history of creating some of our industry’s most beloved and commercially successful racing franchises, and we believe that their offerings will be highly complementary to our sports portfolio and enhance further our organization’s long-term growth. Moreover, we look forward to welcoming Codemasters’ senior management and development teams into our Take-Two family, and sharing in our vision to deliver the highest quality entertainment experiences and aim to be the most innovative, creative and efficient company in our industry.”

Commenting on the Acquisition, Gerhard Florin, Chairman of Codemasters, said:

“With a leading position in sports gaming, the Board of Codemasters firmly believes the Company will benefit from Take-Two’s broad capabilities which will help propel the long term success of Codemasters. In recommending this Offer to shareholders, the Board of Codemasters believes it is in the best interests of all stakeholders in the Company. Take-Two’s offer reflects the great work the management team has done since listing on AIM in 2018 at 200p and delivers an excellent return for shareholders in just two and a half years.”

The Scheme will also be subject to the Conditions and further terms set out in Appendix I to this Announcement and to be set out in the Scheme Document.

Further details of the Scheme, including an indicative timetable for its implementation, will be set out in the Scheme Document, which is expected to be dispatched to Codemasters Shareholders as soon as reasonably practicable and, in any event, within 28 days of the date of this Announcement (unless agreed otherwise with the Panel).

Goldman Sachs International (“Goldman Sachs International”) is acting as financial adviser to Take-Two and Willkie Farr & Gallagher LLP and Harbottle & Lewis LLP are acting as the legal advisers to Take-Two. Axinn, Veltrop & Harkrider LLP and Van Bael & Bellis are acting as antitrust legal advisers to Take-Two.

Jefferies International Limited (“Jefferies”) is acting as financial adviser and joint-broker, and Liberum Capital Limited (“Liberum”) is acting as nominated adviser and joint-broker to Codemasters, in respect of the Acquisition. Gowling WLG (UK) LLP (as to English law) and Reed Smith LLP (as to US law) are acting as the legal advisers to Codemasters.

This summary should be read in conjunction with, and is subject to, the full text of this Announcement (including the Appendices). The Acquisition will be subject to the Conditions and further terms set out in Appendix I to this Announcement and to the full terms and conditions which will be set out in the Scheme Document. Appendix II to this Announcement contains the sources of information and bases of calculations of certain information contained in this Announcement, Appendix III contains a summary of the irrevocable undertakings received in relation to the Acquisition, Appendix IV contains the confirmation by the directors of Take-Two in relation to the Take-Two Statement, and Appendix V contains definitions of certain expressions used in this summary and in this Announcement.

Enquiries:

Take-Two
Investor Relations	+1 646 536 3005
Henry A. Diamond (Henry.Diamond@take2games.com)
Corporate Press	+1 646 536 2983
Alan Lewis (Alan.Lewis@take2games.com)

Goldman Sachs International (financial adviser to Take-Two)
Nick Harper	+44 (0) 20 7774 1000
Khamran Ali
Aaron Siegel	+1 212 902 1000
Daniel Krinsky

Brunswick LLP (PR adviser to Take-Two)	Tel: +44 20 7404 5959
Jonathan Glass
Sarah West

Codemasters Group Holdings plc	Via Alma PR
Gerhard Florin (Chairman)
Frank Sagnier (Chief Executive Officer)
Rashid Varachia (Chief Financial Officer)

Jefferies (Rule 3 financial adviser to Codemasters)	Tel: +44 20 7029 8000
Ed Matthews
Raphael Bejarano
Gaurav Kittur
Paul Bundred

Liberum (Nominated adviser and broker to Codemasters)	Tel: +44 20 3100 2222
Neil Patel
Cameron Duncan
Ed Phillips
William Hall

Alma PR (PR adviser to Codemasters)	Tel: + 44 (0) 7780 901979
Josh Royston
Rebecca Sanders-Hewett Helena Bogle
Sam Modlin

IMPORTANT NOTES

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Take-Two and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than Take-Two for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this Announcement.

Jefferies, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Codemasters as financial adviser and for no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than Codemasters for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or any other matter or arrangement referred to in this Announcement. Neither Jefferies, nor any of its affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Jefferies in connection with this Announcement, any statement contained herein or otherwise.

Liberum, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Codemasters as nominated adviser and broker and for no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than Codemasters for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or any other matter or arrangement referred to in this Announcement. Neither Liberum, nor any of its affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Liberum in connection with this Announcement, any statement contained herein or otherwise.

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely pursuant to the terms of the Scheme Document (or, if the Acquisition is to be implemented by way of a Takeover Offer, the offer document) and the accompanying Forms of Proxy, which will contain the full terms and conditions of the Acquisition and the Scheme, including details of how to vote in respect of the Acquisition and the Scheme. Any approval, decision or other response to the Acquisition and/or the Scheme should be made only on the basis of the information in the Scheme Document (or, if the Acquisition is to be implemented by way of a Takeover Offer, the offer document). Scheme Shareholders are strongly advised to read the formal documentation in relation to the Acquisition and the Scheme once it has been dispatched.

The Scheme Document (including notices of the Court Meeting and Codemasters General Meeting), together with the relevant Forms of Proxy, will be posted to Codemasters Shareholders as soon as practicable and in any event within 28 days of the date of this Announcement (unless agreed otherwise with the Panel).

This Announcement does not constitute a prospectus or prospectus exempted document.

This Announcement has been prepared for the purpose of complying with English law, the Code and the AIM Rules and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them, and service of this Announcement shall not give rise to any implication that there has been no change in the facts set out in this Announcement since such date.

The Acquisition shall be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, AIM and the Financial Conduct Authority.

Overseas jurisdictions

The release, publication or distribution of this Announcement in, and the availability of the Acquisition to persons who are residents, citizens or nationals of, jurisdictions other than the United Kingdom may be restricted by laws and/or regulations of those jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements in their jurisdiction. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility and liability for the violation of such restrictions by any person.

In particular, the ability of Overseas Shareholders to vote their Codemasters Shares at the Court Meeting and/or the Codemasters General Meeting, or to execute and deliver Forms of Proxy appointing another to vote their Codemasters Shares in respect of the Court Meeting and/or the Codemasters General Meeting on their behalf, may be affected by the laws of the relevant jurisdiction in which they are located. Copies of this Announcement, the Scheme Document, the accompanying Forms of Proxy and any other formal documentation relating to the Acquisition and the Scheme are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction.

Unless otherwise permitted by applicable law and regulation, the Acquisition may not be made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Acquisition may not be capable of acceptance by any such use, means, instrumentality or facilities.

Additional information for US investors

The Acquisition relates to the shares of an English incorporated company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Acquisition will be subject to the disclosure requirements and practices applicable in the United Kingdom and under the Code to schemes of arrangement, which differ from the disclosure requirements and practices of the US proxy solicitation and tender offer rules. Neither the US Securities and Exchange Commission (the “SEC”), nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this Announcement. Any representation to the contrary is a criminal offence in the United States.

US Codemasters Shareholders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

Financial information relating to Codemasters included in this Announcement and the Scheme Document has been or shall have been prepared in accordance with accounting standards applicable in the United Kingdom and may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for US holders of Codemasters Shares to enforce their rights and any claims they may have arising under US federal securities laws in connection with the Acquisition, since Codemasters is organised under the laws of a country other than the United States, and some or all of its officers and directors may be residents of countries other than the United States, and most of the assets of Codemasters are located outside of the United States. US holders of Codemasters Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s jurisdiction or judgment.

The Acquisition may, in the circumstances provided for in this Announcement, instead be carried out by way of a Takeover Offer under the laws of England and Wales. If Take-Two exercises its right to implement the Acquisition by way of a Takeover Offer, such Takeover Offer will be made in compliance with applicable US tender offer and securities laws and regulations, including the exemptions therefrom. Such a Takeover Offer would be made in the United States by Take-Two and no one else. In addition to any such Takeover Offer, in accordance with normal UK practice, Take-Two, certain affiliated companies, or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Codemasters Shares outside of the US, other than pursuant to such Takeover

Offer, until the date on which such Takeover Offer would become effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed, as required in the United Kingdom, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com. If such purchases or arrangements to purchase are made they would be made outside the United States in compliance with applicable law, including the Exchange Act.

The New Take-Two Shares have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) or under the securities laws of any state or other jurisdiction of the United States and may not offered or sold in the United States absent registration or an available exemption or safe harbour from registration under the Securities Act. To the extent Take-Two effects the acquisition of Codemasters as a scheme of arrangement under the laws of England and Wales, the New Take-Two Shares to be issued in the Acquisition will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Codemasters will advise the Court that its sanction of the scheme of arrangement will be relied upon by Take-Two as an approval of the scheme of arrangement following a hearing on its fairness to Codemasters Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the scheme of arrangement and with respect to which notification has been given to all Codemasters Shareholders. The New Take-Two Shares to be issued to Codemasters Shareholders in the Acquisition pursuant to a scheme of arrangement under the laws of England and Wales generally should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and persons who receive securities in the Acquisition pursuant to such a scheme of arrangement (other than “affiliates” of Take-Two as described in the paragraph below) may resell them without restriction under the Securities Act.

Under US federal securities laws, a Codemasters Shareholder who is an “affiliate” of Take-Two within 90 days prior to, or at any time following, the date upon which the Scheme Court Order is filed at Companies House will be subject to certain US transfer restrictions relating to the New Take-Two Shares received in connection with the Acquisition pursuant to a scheme of arrangement under the laws of England and Wales. The New Take-Two Shares held by such affiliates may not be sold without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 144 under the Securities Act or another available exemption from the registration requirements of the Securities Act, including transactions conducted pursuant to Regulation S under the Securities Act. Whether a person is an “affiliate” of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers, directors and significant shareholders. A person who believes that he or she may be an affiliate of Take-Two should consult his, her or its own legal advisers prior to any sale of any New Take-Two Shares.

In the event that Take-Two determines to effect the Acquisition pursuant to a Takeover Offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the New Take-Two Shares that would be issued in the Acquisition. In this event, Codemasters Shareholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to Take-Two’s contact for enquiries identified above.

Neither the SEC nor any US state securities commission has approved or disapproved of the New Take-Two Shares to be issued in connection with the Acquisition or determined if this Announcement is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

The receipt of New Take-Two Shares pursuant to the Acquisition by a Codemasters Shareholder may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other, tax laws. Each Codemasters Shareholder is urged to consult his independent professional tax adviser immediately regarding the tax consequences of the Acquisition.

Notes regarding the New Take-Two Shares

The New Take-Two Shares to be issued pursuant to the Acquisition have not been and will not be registered under the relevant securities laws of Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the New Take-Two Shares has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, the New Take-Two Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly in or into Australia, Canada or Japan or any other jurisdiction if to do so would constitute a violation of relevant laws of, or require registration thereof in, such jurisdiction (except pursuant to an exemption, if available, from any applicable registration requirements or otherwise in compliance with all applicable laws).

Forward-looking statements

This Announcement, including the information included in this Announcement, contains certain forward- looking statements. The forward-looking statements contained herein include statements about Codemasters, the Codemasters Group, Take-Two and the Take-Two Group, the expected effects of the Acquisition on the Codemasters Group, strategic options, the expected timing and scope of the Acquisition, and all other statements in this Announcement other than those containing historical facts may be forward-looking statements. These statements are based on the current expectations and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “budget”, “schedule”, “forecast”, “project”, “goal”, “believe”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could”, “subject to”, or other words of similar meaning. By their nature, forward-looking statements involve known and unknown risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements may include statements relating to the following: future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects. There are a number of factors that could cause actual results, outcomes and developments to differ materially from those expressed in, or implied by, such forward-looking statements and such statements are therefore qualified in their entirety by the risks and uncertainties surrounding these future expectations. Many of these risks and uncertainties relate to factors that are beyond the entities’ ability to control or estimate precisely, such as, but not limited to, general business and market conditions both globally and locally, political, economic and regulatory forces, industry trends and competition, future exchange and interest rates, changes in government and regulation including in relation to health and safety, the environment, labour relations and tax rates and future business combinations or dispositions. For a discussion of important factors which could cause actual results to differ from forward- looking statements in relation to the Codemasters Group, refer to the annual report and accounts for Codemasters Group for the Fiscal Year ending 31 March 2020. The Form 10-K of Take-Two for the Fiscal Year ending 31 March 2020 and the Form 10-Q for the six months ending 30 September 2020 contain additional information regarding forward-looking statements with respect to Take-Two.

Although it is believed that the expectations reflected in such forward-looking statements are reasonable, none of Codemasters, any member of the Codemasters Group, Take-Two, any member of the Take-Two Group, nor any of their respective associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement shall actually occur. Given the risks and uncertainties, potential investors should not place any reliance on forward-looking statements.

Specifically, statements of estimated cost savings and synergies relate to future actions and circumstances which by their nature involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved may be materially different from those estimated. Due to the scale of the Enlarged Group, there may be additional changes to the Enlarged Group’s operations. As a result and given the fact that the changes relate to the future, the resulting cost synergies may be materially greater or less than those estimated.

The forward-looking statements speak only at the date of this Announcement. All subsequent oral or written forward-looking statements attributable to Codemasters, any member of the Codemasters Group, Take-Two, any member of the Take-Two Group or any of their respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above.

Codemasters, each member of the Codemasters Group, Take-Two and each member of the Take-Two Group expressly disclaim any obligation to update or correct such statements or the information contained in this Announcement (whether as a result of new information, future events or otherwise), except as required by applicable law or regulation.

No forward-looking or other statements have been reviewed by the auditors of the Codemasters Group or the Take-Two Group.

Profit forecasts or estimates

The Take-Two Statement is a profit forecast for the purposes of Rule 28 of the Code. The Take-Two Statement, the assumptions and basis of preparation on which the Take-Two Statement is based and the Take-Two Directors’ confirmation, as required by Rule 28.1 of the Code, are set out in Appendix IV.

Other than in respect of the Take-Two Statement, no statement in this Announcement is intended as a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that earnings or earnings per ordinary share for Codemasters or Take-Two for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per ordinary share for Codemasters or Take-Two.

Right to switch to a Takeover Offer

Take-Two reserves the right to elect, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer for the entire issued and to be issued ordinary share capital of Codemasters as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms or, if Take-Two so decides (with the consent of the Panel), on such other terms being no less favourable (subject to appropriate amendments), so far as applicable, than those which would apply to the Scheme and subject to the amendment referred to in Appendix I to this Announcement.

Publication on website and availability of hard copies

In accordance with Rule 26.1 of the Code, a copy of this Announcement will be available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) at https://www.take2games.com/codemasters-group and https://www.codemasters.com/investors/#take-two-interactive by no later than 12.00 noon (London time) on the Business Day following this Announcement.

Neither the contents of these websites nor the content of any other website accessible from hyperlinks on such websites is incorporated into, or forms part of, this Announcement.

In accordance with Rule 30.3 of the Code, a person so entitled may request a hard copy of this Announcement, free of charge, by contacting Link Market Services Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by calling Link Market Services Limited on +44 (0) 371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines outside the United Kingdom will be charged at the applicable international rate. Lines are open 9.00 a.m. – 5.30 p.m. (London time), Monday to Friday (excluding public holidays in England and Wales). For persons who receive a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested. In accordance with Rule 30.3 of the Code, a person so entitled may also request that all future documents, announcements and information be sent to them in relation to the Acquisition should be in hard copy form.

Information relating to Codemasters Shareholders

Please be aware that addresses, electronic addresses and certain information provided by Codemasters Shareholders and other relevant persons for the receipt of communications from Codemasters may be provided to Take-Two during the Offer Period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c) of the Code.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror, must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by any offeror, and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them under Rules 8.1, 8.2 and 8.4 of the Code.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found on the Disclosure Table tab of the Panel’s website at https://www.thetakeoverpanel.org.uk including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Market Abuse Regulation

The information contained within this Announcement constitutes inside information as stipulated under the Market Abuse Regulation. Upon the publication of this Announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM THE UNITED STATES OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014

FOR IMMEDIATE RELEASE

10 November 2020

RECOMMENDED CASH AND SHARE ACQUISITION

of

CODEMASTERS GROUP HOLDINGS PLC (“CODEMASTERS”)

by

TAKE-TWO INTERACTIVE SOFTWARE, INC. (“TAKE-TWO”)

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

1.    Introduction

The board of directors of Codemasters and the board of directors of Take-Two are pleased to announce that they have reached agreement on the terms of a recommended cash and share offer pursuant to which Take-Two will acquire the entire issued and to be issued share capital of Codemasters (the “Acquisition”). The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act (although Take-Two reserves the right to effect the Acquisition by way of a Takeover Offer, subject to the consent of the Panel).

2.    The Acquisition

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix I to this Announcement and to be set out in the Scheme Document, Codemasters Shareholders will be entitled to receive:

for each Codemasters Share held:	120 pence in cash

and

0.02834 New Take-Two Shares

Based on Take-Two’s closing share price of US$168.68 and the exchange rate of US$1.31:£1 on 5 November 2020 (being the day prior to media speculation of Take-Two’s possible interest in an offer for Codemasters (the “Pre-Announcement Date”)), the terms of the Acquisition value each Codemasters Share at 485 pence per share and the entire issued and to be issued share capital of Codemasters at approximately £759 million (US$994 million) on a fully diluted basis. Based on Take-Two’s closing share price of US$159.99 and the exchange rate of US$1.32:£1 on 9 November 2020 (being the last Business Day prior to the date of this announcement (the “Latest Practicable Date”)) the terms of the Acquisition value each Codemasters Share at 464 pence per share and the entire issued and to be issued share capital of Codemasters at approximately £726 million (US$956 million) on a fully diluted basis.

As at the Pre-Announcement Date, the terms of the Acquisition represent:

•	a premium of approximately 38.6 per cent. to the closing share price per Codemasters Share of 350 pence on 22 September 2020, being the date of Take-Two’s initial proposal to Codemasters;

•	a premium of approximately 25.1 per cent. to the volume weighted average price per Codemasters Share of 388 pence in the 90 days ending on the Pre-Announcement Date;

•	a premium of approximately 33.7 per cent. to the volume weighted average price per Codemasters Share of 363 pence in the 180 days ending on the Pre-Announcement Date;

•	a premium of approximately 11.5 per cent. to the closing share price per Codemasters Share of 435 pence on the Pre-Announcement Date; and

•	an enterprise value multiple of approximately 40.5 times Codemasters’ adjusted EBITDA for the 12 months ending 31 March 2020.

The Codemasters Shares will be acquired by Take-Two fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Announcement or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the date of this Announcement in respect of the Codemasters Shares.

If any dividend or other distribution in respect of the Codemasters Shares is declared, paid or made on or after the date of this Announcement, Take-Two reserves the right to reduce the consideration payable for each Codemasters Share under the terms of the Acquisition by the amount per Codemasters Share of such dividend or distribution. If Take-Two exercises this right or makes such a reduction in respect of a dividend or other distribution, Codemasters Shareholders will be entitled to receive and retain that dividend or other distribution. Any exercise by Take-Two of its rights referred to in this paragraph shall be subject to an announcement and, for the avoidance of doubt, shall not constitute a revision or variation of the terms of the Acquisition.

It is currently expected that the Scheme Document will be published shortly, that the Court Meeting and the Codemasters General Meeting will be held in December 2020 and that the Scheme will become Effective in the first quarter of 2021.

3.    Recommendation

The Codemasters Directors, who have been so advised by Jefferies as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Codemasters Directors, Jefferies has taken into account the commercial assessments of the Codemasters Directors. Jefferies is providing independent financial advice to the Codemasters Directors for the purposes of Rule 3 of the Code.

Accordingly, the Codemasters Directors intend to recommend unanimously that Codemasters Shareholders vote in favour of the Scheme at the Court Meeting and the resolution to be proposed at the Codemasters General Meeting as the Codemasters Directors who hold, or are otherwise beneficially interested in, Codemasters Shares have irrevocably undertaken to do in respect of the beneficial holdings which are under their control of, in aggregate, 6,614,250 Codemasters Shares and representing approximately 4.34 per cent. of the ordinary share capital of Codemasters in issue on the Latest Practicable Date.

4.    Background to and reasons for the Acquisition

The Take-Two Board believes that the combination of Take-Two and Codemasters would bring together two world-class interactive entertainment portfolios, with a highly complementary fit between Take-Two’s 2K label and Codemasters. Given this complementary fit, Take-Two believes that there is a compelling strategic and financial rationale for the Acquisition and expects the combination of Take-Two and Codemasters to deliver a number of benefits to its shareholders.

Creates a global leader in interactive entertainment publishing through the combination of Take-Two and Codemasters’ complementary and critically-acclaimed sports and racing franchises

•

Take-Two publishes a variety of world-class sports franchises across platforms. Key titles include the NBA 2K series, which continues to be the top-ranked NBA basketball video game, the WWE 2K professional wrestling series, and the PGA Tour 2K golf title. In March 2020, Take-Two announced a multi-year partnership with the National Football League encompassing multiple future non-simulation American football video games that will launch starting in Take-Two’s Fiscal Year ending 31 March 2022.

•

Take-Two’s publishing capabilities have grown NBA 2K into the top-selling NBA simulation video game. Take-Two’s strategy is to scale these capabilities to a diversified portfolio of sports franchises. Codemasters’ portfolio has clear alignment with Take-Two’s strengths and ambitions: (i) a category leader in racing; (ii) annualised / biennial releases; (iii) in-game live services; and (iv) broad international appeal.

•

Codemasters will further complement Take-Two’s portfolio with its leading racing simulation game franchises such as the official Formula One racing games, DiRT, DiRT Rally, GRID, and Project Cars. Formula One, NBA 2K, WWE 2K, and PGA Tour 2K will together offer users four of the world’s strongest and fastest growing game franchises, with broad international appeal and a large combined global audience. These franchises will be highly complementary given each company’s respective success and expertise in their sports specialties.

Enhanced diversity and revenue visibility of Take-Two portfolio through Codemasters’ high-quality, regular title release cadence and predictable monetisation

•

Through Codemasters’ history of annual and biennial title releases, the combination will contribute a stable cadence of revenue for Take-Two, increasing overall revenue visibility within the combined group. Codemasters has a highly engaged and loyal player base which enhances the ability to develop stable / recurring revenue.

•

Codemasters has demonstrated an ability to improve the monetisation of its Formula One franchise, while also achieving consistent performance in DiRT and GRID titles. The Acquisition would grow Take-Two’s core sports properties in number from 4 to 9, and the monetisation of Codemasters’ franchises will reinforce the robustness of Take-Two’s sports portfolio.

Delivers compelling financial benefits for the Enlarged Group – growth, earnings and operating margin accretive

•

The combination is expected to be accretive to Take-Two’s pro forma adjusted net income per share (excluding Take-Two’s customary adjustments used by its management and the Take-Two Board to adjust Take-Two’s US GAAP financial results) from the first full Fiscal Year following completion of the Acquisition. This is anticipated to be the Fiscal Year ending 31 March 2022.

•

Combining the strong margin profile and efficient cost structure of Codemasters with efficiencies from Take-Two’s operating scale is expected to enhance operating margin expansion at Take-Two through the benefits of greater operating leverage. Take-Two expects that margin accretion will allow it to generate greater free cash flow to reinvest in growth initiatives.

•

Take-Two expects Codemasters to deliver strong growth in its Formula One franchise. Take-Two believes that this growth will be accelerated through integration of live services, enhanced global distribution and marketing and improved accessibility of racing sims.

Significantly enhanced revenue opportunity and cost synergy potential

•

Increase investment in the publishing and development of major franchises: Take-Two intends to invest in developing best-in-class features in Codemasters’ titles with the goal of expanding the accessibility and appeal of its titles to a broader audience.

•

Integrate live services and expand licensing of game content: Take-Two has developed significant expertise in product development, analytics, and live operations, particularly in the context of global sports franchises. Take-Two’s relationships with brand partners and expertise in partnerships, licensing, and brand marketing will be utilised to expand the scale of and user engagement with Codemasters’ existing and forthcoming franchises.

•

Integrate Codemasters into Take-Two’s network of development services and studios: The ability to leverage Take-Two’s creative, technical and commercial knowledge base across studios, along with its centralised asset base will help to enhance Codemasters’ development and publishing capabilities.

•

Deliver cost synergies while maintaining Codemasters’ operational independence: Take-Two intends to continue to leverage the creative capabilities of Codemasters’ existing employees and expects to deliver cost synergies from overlapping administrative functions and unnecessary expenses such as costs associated with maintaining a publicly listed company.

5.    Background to and reasons for the Recommendation

Since its initial public offering in 2018, the Codemasters Group has continued its track record of developing and publishing best-in-class games across the racing category. This has not only underpinned a robust financial performance, but also been a key driver behind the significant share price increase, up 139 per cent. since the initial public offering. Over the two years prior to release of this Announcement Codemasters has:

•	successfully released seven new titles;

•	delivered on bringing post-launch services to all of its new titles;

•	signed a new five year deal with Formula One Management to continue developing and publishing the highly successful F1 franchise until 2025 with an extension to 2027 based on performance metrics;

•	entered into new partnerships in China, including a co-development mobile title with NetEase;

•	established itself as a pioneering ‘must-have’ developer on the new emerging platforms with launch titles on Xbox Series X, PlayStation 5, Microsoft XCloud, Google Stadia and Amazon Luna;

•	delivered the highly complementary acquisition of Slightly Mad Studios, consolidating Codemasters’ strong sub sector positioning in the racing category;

•	partnered with F1 to establish the leading racing Esports Series in addition to the award winning and record breaking Virtual Grand Prix in 2020;

•	signed a five year exclusive licence for the FIA World Rally Championship commencing 2023; and

•	increased its digital sales from 41 per cent. in Fiscal Year 2018 to 67.7 per cent. in Fiscal Year 2020.

Whilst many sectors have struggled during the extraordinary ‘one-off’ circumstances presented by COVID-19, the gaming sector has seen significant resilience. For Codemasters, this not only accelerated the shift to digital delivery, resulting in an improved gross margin, but also created a buoyant market in which to release F1 2020. Reflected in the Codemasters’ H1 2021 performance, the Company delivered £80.5 million revenue, the strongest H1 performance on record, an increase of 102.3 per cent. when compared to H1 2020. Despite Codemasters benefiting from these tailwinds, the Company’s valuation has consistently traded at a discount to UK and European listed peers since its initial public offering. Whilst the sector has benefitted from restrictive ‘stay at home’ measures applied by governments globally, there remains uncertainty around the medium-term impact on the global economic environment and consumer behaviours.

To strengthen the position that Codemasters has built within the racing category there is an increasing necessity for additional investment in both resources and skills across its portfolio. Take-Two’s leading position in sports gaming combined with their publishing and distribution scale, their state of the art live services, and their analytics capabilities is expected to fuel Codemasters’ growth and provide greater certainty over the Company’s long-term success.

The Codemasters Directors remain confident that Codemasters’ existing strategy would deliver significant value over time for Codemasters Shareholders as an independent company as it continues to successfully execute its strategy of growing and enhancing its position in the racing category of the gaming sector. Whilst confident in the existing strategy, the Codemasters Directors also believe that the terms of the Acquisition acknowledge the quality of Codemasters’ platform, portfolio, and future prospects. The Acquisition also provides shareholders with the ability to both monetise their holding and share in the potential benefit of being part of the Enlarged Group. As such, the Directors intend unanimously to recommend the Acquisition to Codemasters Shareholders.

The Codemasters Directors note that:

•

the terms of the Acquisition represent a significant premium of 25.1 per cent. to the volume weighted average price per Codemasters Share of 388 pence in the 90 days ending on the Pre-Announcement Date;

•	the Offer Price provides an opportunity for Codemasters Shareholders to partially crystallise, in cash, the value of their holdings;

•	the Offer Price provides an opportunity for Codemasters Shareholders to benefit from being part of the Enlarged Group by receiving New Take-Two Shares as partial consideration for their holdings;

•	the Acquisition reflects the value created by Codemasters’ strategy to date and the future value that the strategy is expected to create;

•	the Acquisition is expected to deliver a number of strategic benefits to Codemasters’ business, including:

•	the opportunity to benefit from significant experience from the leading sports gaming company globally;

•	best-in-class expertise including live services and analytics;

•	strong publishing and global distribution capabilities; and

•	Take-Two Shares are highly liquid which will enable Codemasters shareholders to monetise the New Take-Two Shares to be received as partial consideration at completion of the Acquisition.

6.    Interests in Codemasters Shares, irrevocable undertakings

Take-Two has received irrevocable undertakings from each of the Codemasters Directors who hold, or are otherwise beneficially interested in, Codemasters Shares to vote in favour of the Scheme at the Court Meeting and the Codemasters General Meeting, in respect of 6,614,250 Codemasters Shares, representing, in aggregate, approximately 4.34 per cent. of the ordinary share capital of Codemasters in issue on the Latest Practicable Date.

Further details of these irrevocable undertakings are set out in Appendix III to this Announcement.

7.    Information relating to Codemasters

Codemasters is a public limited company incorporated in England and Wales and is the holding company of the Codemasters Group. The Codemasters Shares are admitted to trading on AIM (AIM: CDM). Codemasters has a market capitalisation of approximately £748 million based upon the Closing Price of 478 pence per Codemasters Share on AIM on the Latest Practicable Date.

Codemasters is an award-winning British developer of high quality racing games across console, PC and mobile. Its renowned franchises include DiRT, GRID, Project CARS and the Bafta award-winning official F1® series of videogames. Headquartered in Southam, Warwickshire, the Codemasters Group is one of the most recognised British game developers and publishers, with a 34 year track-record of producing successful titles.

Codemasters has approximately 765 employees, and operates across three UK locations, Southam, Birmingham, and Cheshire (Runcorn), as well as Kuala Lumpur, where the Codemasters Group’s art production facility sits. Codemasters’ games are largely developed internally at its UK studios, leveraging its proprietary EGO and Madness game development engines.

Codemasters’ strategy has focused on strengthening its overall leadership position in racing, growing its audience and increasing average revenue per user. Significant strides have been made across each of these pillars, through organic and acquisitive growth. Codemasters’ proven expertise in the racing category, supported by its AAA franchises, key partnerships, ongoing strength of its back catalogue and growing portfolio has positioned the Codemasters Group well to take advantage of the significant market opportunity and continued shift to digital distribution and post launch services. Next Gen consoles and streaming platforms also provide another avenue of growth.

Following on from the Codemasters Group’s successful renewal of its licencing agreement with the FIA Formula One World Championship in 2019, the Codemasters Group recently signed the rights to develop videogames based on the prestigious FIA World Rally Championship further reinforcing Codemasters’ position as the preferred destination for some of the world’s most successful racing licenses. Additionally, in January 2019, the Codemasters Group entered into a joint development agreement with Netease Inc., one of China’s leading internet and online game services providers, to develop a new mobile game for the global market. This is on track to deliver a new mobile IP to the market in Fiscal Year 2022.

Slightly Mad Studios (“SMS”)

In November 2019, Codemasters announced the acquisition of SMS. Founded in 2009, SMS is an award winning multi-platform video game developer renowned for developing critically acclaimed and commercially successful racing franchises and games including Project CARS, and Need For SpeedTM Shift, and more recently Fast & Furious Crossroads. Previously, many of the SMS team worked together at SimBin and Blimey! Games where they were responsible for the highly respected GT Legends and GTR series of racing games. The acquisition of SMS brought over 150 highly-skilled product developers into the Codemasters family.

8.    Information relating to Take-Two

Overview of Take-Two

Take-Two is a leading developer, publisher, and marketer of interactive entertainment for consumers around the world. Through its labels Rockstar Games, 2K, Private Division, and Social Point, Take-Two develops and publishes a diverse portfolio of industry-leading interactive entertainment products, including Grand Theft Auto, Red Dead Redemption, and NBA 2K.

Take-Two develops and publishes titles across a wide range of genres, including action, adventure, family/casual, role-playing, shooter, sports, and strategy. Take-Two focuses on building compelling entertainment franchises by publishing a select number of titles for which it can create sequels and incremental revenue opportunities through virtual currency, add-on content, and in-game purchases.

Take-Two has nearly 4,500 employees working in game development in studios around the world and nearly 6,000 employees in total.

Take-Two prioritises producing the highest quality entertainment experiences through expanding its portfolio of franchises, launching new intellectual property, and providing innovative ways for audiences to remain captivated and engaged. Take-Two focuses on talent retention and acquisition and its label structure enables Take-Two to target distinct market segments and opportunities. The creative teams at Rockstar Games and 2K are renowned for their consistent ability to deliver games that set new benchmarks for excellence. In addition, Take-Two’s Private Division label is dedicated to bringing titles from top independent developers to market, and its Social Point studio further enhances Take-Two’s development capabilities with a track record of producing multiple successes in the free-to-play mobile sector.

Rockstar Games

Rockstar Games (“Rockstar”) is a leader in AAA game development, specialising in the creation of complex living worlds and focusing on internally owned and developed intellectual property. Rockstar is home to 10 internal studios and recently acquired Ruffian Games, a development studio based in Dundee, Scotland. Key franchises include Grand Theft Auto, Red Dead Redemption, Max Payne, Bully, L.A. Noire, and the Midnight Club.

2K

2K was founded by Take-Two in 2005 and is home to 12 internal studios which develop high-quality titles for a range of users across platforms. 2K has published a variety of popular entertainment properties across genres, including shooter, action, role-playing, strategy, sports, and family/casual. 2K has experienced significant growth, primarily driven by its innovative content, live services expertise, and particular strength in the sports genre over the last decade, with NBA 2K, its basketball franchise selling over 90 million lifetime units. Other key franchises include BioShock, Mafia, Borderlands, WWE 2K, and PGA 2K.

Private Division

Private Division is a publishing label dedicated to bringing titles from top independent developers to market and was founded by Take-Two in 2017. Private Division funds and publishes indie titles developed by small to mid-sized studios, and has announced contracts to publish three titles to add to its existing portfolio based on new intellectual property from Obsidian Entertainment, Pinnacle Entertainment Group, and V1 Interactive. Key franchises include Kerbal Space Program, The Outer Worlds, and Ancestors: The Humankind Odyssey.

Social Point

Social Point was founded in 2008 and acquired by Take-Two in January 2017. Social Point is focused on developing deeply-engaging, “mid-core” free-to-play mobile games. Key franchises include Dragon City and Monster Legends.

In the Fiscal Year ending 31 March 2020, Take-Two generated US GAAP net revenue of US$3.089 billion, US GAAP gross profit of US$1.547 billion and US GAAP net income of US$405 million. Take-Two is listed on NASDAQ with a market capitalisation of approximately US$18.4 billion (£14.0 billion) (as at the Latest Practicable Date).

Current Trading

On 5 November 2020, Take-Two announced its results for the three months ending 30 September 2020. In this period Take-Two generated US GAAP net revenue of US$841.1 million, US GAAP gross profit of US$408.6 million and US GAAP net income of US$99.3 million. Key highlights from the performance of Take-Two in the period included:

•	positive momentum continued with operating results that significantly exceeded Take-Two’s expectations;

•	outperformance of NBA 2K, PGA TOUR 2K21, and the Mafia: Definitive Editions and Mafia: Trilogy; and

•	strong development pipeline and ongoing investment in emerging markets, platforms and business models.

Take-Two believes that it is well positioned to capitalise on the many positive trends in its industry and to generate growth and margin expansion over the long-term.

As part of the announcement, Take-Two announced the following outlook for its third quarter ending 31 December 2020:

•	US GAAP net revenue is expected to range from US$760 to US$810 million;

•	US GAAP net income is expected to range from US$128 to US$140 million;

•	US GAAP diluted net income per share is expected to range from US$1.10 to $1.21;

•	share count used to calculate both US GAAP and management reporting diluted net income per share is expected to be 115.9 million; and

•	Net Bookings (operational metric) are expected to range from US$675 to US$725 million.

Take-Two also announced the following outlook for the financial year ending 31 March 2021:

•	US GAAP net revenue is expected to range from US$3.05 to US$3.15 billion;

•	US GAAP net income is expected to range from US$372 to US$403 million;

•	US GAAP diluted net income per share is expected to range from US$3.22 to US$3.49;

•	share count used to calculate both US GAAP and management reporting diluted net income per share is expected to be 115.5 million;

•	Net cash provided by operating activities is expected to be over US$690 million;

•	Adjusted Unrestricted Operating Cash Flow (Non-GAAP) is expected to be over $650 million;

•	Capital expenditures are expected to be approximately US$75 million; and

•	Net Bookings (operational metric) are expected to range from US$3.15 to US$3.25 billion.

9.    Employees, management and locations

Take-Two’s strategic plans for Codemasters

Take-Two believes that it is the ideal partner for Codemasters and the combination of Take-Two and Codemasters will bring together two world-class interactive entertainment portfolios, with a highly complementary fit with its business. Consistent with its current strategy of building compelling entertainment franchises, Take-Two will support the management team of Codemasters in executing and refining Codemasters’ current strategy, including the review of strategic priorities, options and opportunities.

Take-Two believes that the benefits from the Acquisition will be delivered from leveraging Take-Two’s capabilities and operating expertise to enhance Codemasters’ performance and growth potential. In order to deliver this growth potential, Codemasters will be integrated with 2K, a key label within Take-Two’s label and studio organisational structure that has a particular strength in releasing annual and bi-annual titles. As part of this process, Take-Two intends to:

•	increase the investment in the publishing and development of major franchises;

•	integrate live services and expand licensing of game content; and

•	integrate Codemasters into Take-Two’s network of development services and studios.

Given the complementary nature of Codemasters and Take-Two’s 2K label in terms of their areas of focus, franchises and capabilities, it is anticipated that there will be limited impact from the Acquisition on employees and customers of Take-Two’s products. Upon completion of the Acquisition, the management teams of 2K and Codemasters will initiate a detailed review of the operations of both businesses to assess how they can work most effectively and efficiently together. The management teams will also carry out a review of Codemasters’ products in the context of Codemasters’ strategic objectives within the wider Take-Two Group and to understand how to leverage Take-Two’s publishing and commercial knowledge to enhance Codemasters’ product performance. These reviews, which are expected to take up to twelve months following completion of the Acquisition, will consider the current operating and organisational structures of both businesses and provide the basis for the development of a programme designed to integrate Codemasters with 2K in a way which minimises disruption to employees whilst delivering the expected opportunities and benefits of the Acquisition.

Given the complementary nature of Take-Two and Codemasters and the limited areas of overlap, it is anticipated that there will be minimal, if any, consolidation of the existing studios and operational centres of Codemasters. In respect of Codemasters’ head office and corporate functions, where overlap and duplication does exist, it is intended that, following a review of the options available, activities will be consolidated and rationalised to allow for the better integration of Codemasters into Take-Two (see Employees paragraph below). The review of options is expected to take up to twelve months following completion of the Acquisition.

Employees

Take-Two attaches great importance to the skills and experience of the existing management and employees of Codemasters. Take-Two believes that the existing employees of Codemasters will continue to be an integral part of the success of Codemasters within Take-Two and that they will benefit from greater opportunities within the broader Take-Two organisation following the completion of the Acquisition. Frank Sagnier, Chief Executive Officer of Codemasters, and Rashid Varachia, Chief Financial Officer of Codemasters, along with the senior executive management team of Codemasters intend to remain with Codemasters following completion of the Acquisition and will continue to lead the Codemasters business within Take-Two’s organization and its 2K label.

Take-Two confirms that, following the completion of the Acquisition, the existing contractual and statutory employment rights, including in relation to pensions, of all management and employees of the Codemasters

Group will be fully safeguarded in accordance with applicable law. Take-Two does not intend to make any material change to the conditions of employment or in the balance of skills and functions of the employees and management of the Codemasters Group.

Take-Two recognises that in order to achieve the expected benefits of the Acquisition, it will be necessary to perform a detailed review of how best to integrate overlapping administrative functions of the two businesses. Take-Two believes that there is the potential to generate selected cost savings through restructuring of certain administrative functions and initial analysis has identified that there is likely to be an opportunity to rationalise certain corporate overheads and support functions, in particular related to Codemasters’ current status as a listed company. Subject to the outcome of the detailed review of the integration options, it is anticipated that there will not be a material reduction in the combined headcount of Take-Two and Codemasters. At this stage, Take-Two has not yet developed a proposal as to how such integration and restructuring would be implemented and will only be able to develop and implement such proposals once its review has been completed, which is expected to take up to twelve months following completion of the Acquisition.

It is intended that, following the completion of Acquisition, each of the chairman and non-executive directors of Codemasters will resign from office as directors of Codemasters.

Management and employee incentivisation arrangements

Following the Effective Date, Take-Two intends to review the management, governance and incentive structure of Codemasters and proposals regarding incentivisation arrangements for certain management and employees of Codemasters will be considered as part of such review. Except as described below, Take-Two has not entered into and has not had discussions on proposals to enter into, any new incentivisation arrangements with members of Codemasters’ management or any of its employees.

Following the Effective Date, Take-Two will grant Take-Two RSUs to certain members of management and employees of Codemasters as follows:

•	Frank Sagnier will be awarded such number of Take-Two RSUs as have a value equivalent to 186,667 Codemasters Shares at the implied offer price of 485 pence per Codemasters Share;

•	Rashid Varachia will be awarded such number of Take-Two RSUs as have a value equivalent to 140,000 Codemasters Shares at the implied offer price of 485 pence per Codemasters Share;

•	Jonathan Bunney will be awarded such number of Take-Two RSUs as have a value equivalent to 210,000 Codemasters Shares at the implied offer price of 485 pence per Codemasters Share;

•	Clive Moody will be awarded such number of Take-Two RSUs as have a value equivalent to 210,000 Codemasters Shares at the implied offer price of 485 pence per Codemasters Share; and

•

other specified employees of Codemasters will, in aggregate, be awarded such number of Take-Two RSUs as is equivalent in value to a total of 489,886 Codemasters Shares at the implied offer price of 485 pence per Codemasters Share.

The Take-Two RSUs to be awarded to Jonathan Bunney, Clive Moody and the other specified Codemasters’ employees would vest as to 50% over three years and as to 50% based on a profit contribution made by Codemasters to the Enlarged Group.

In addition to the above, Take-Two intends to incentivise Codemasters’ employees (other than senior management) with Take-Two RSUs that have a value equivalent to a total of 483,573 Codemasters Shares at the implied offer price of 485 pence per Codemasters Share. These RSUs will vest as to 50% over three years and as to 50% based on achievement of targets for growth in the profit contribution made by the Codemasters business to the Enlarged Group. The Codemasters’ employees who receive these awards have not been determined and Take-Two does not intend to make all of these awards within 12 months of the Effective Date.

For the purposes of Rule 16.2(a) of the Code, Jefferies has confirmed that, in its opinion, the award of Take-Two RSUs to Frank Sagnier, Rashid Varachia and the two members of Codemasters’ senior management are fair and reasonable so far as the Codemasters Shareholders are concerned.

Headquarters, locations, fixed assets and research & development

Beyond the potential changes identified above in relation to certain corporate overheads and support functions of Codemasters, Take-Two does not intend to initiate any material changes in the location or functions of Codemasters’ operations and places of business, including its head office, or redeploy the fixed assets of Codemasters, as a result of the Acquisition.

Take-Two does not expect the Acquisition to have a material impact on the research and development activities of either Codemasters or Take-Two.

Pensions

Following completion of the Acquisition, Take-Two does not intend to make any changes with regard to the agreed employer contributions into Codemasters’ existing defined contribution pension scheme(s) or other pension schemes. The Codemasters Group does not participate in any defined benefit pension scheme.

Listing locations

Prior to the Scheme becoming effective, it is intended that applications will be made to the London Stock Exchange to cancel trading in the Codemasters Shares on AIM, with effect from or shortly following the Effective Date and to re-register it as a private company.

Take-Two intends prior to completion of the Acquisition to establish a depositary interest dealing facility for the benefit of Codemasters Shareholders so as to facilitate the trading of Take-Two Shares from outside the United States of America.

Other

The statements in this paragraph 9 which constitute “post-offer intention statements” for the purposes of Rule 19.6 of the Code, will apply for 12 months from completion of the Acquisition.

No statements in this paragraph 9 are “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

Views of the Board of Codemasters

In considering the recommendation of the Acquisition to Codemasters Shareholders, the Board of Codemasters has given due consideration to the confirmations that Take-Two has given in relation to its employees. The Board of Codemasters’ welcomes the Take-Two’s intentions with respect to the future operations of the business and its employees as part of Take-Two, in particular, Take-Two’s confirmation of its intention to safeguard fully the existing statutory and contractual employment and pension rights of Codemasters’ employees and management and to make no change to the balance of skills and functions of employees across Codemasters.

10.    Financing

The Cash Consideration payable by Take-Two under the terms of the Acquisition will be funded by Take-Two’s existing cash resources. As of 30 September 2020, Take-Two had cash and cash equivalents of US$1.3 billion.

Goldman Sachs International, financial adviser to Take-Two, is satisfied that sufficient cash resources are available to Take-Two to enable it to satisfy in full the Cash Consideration payable to Codemasters Shareholders by Take-Two under the terms of the Acquisition.

11.    Codemasters share option agreements

The Acquisition shall extend to any Codemasters Shares which are unconditionally allotted or issued and fully paid pursuant to the exercise of any existing options which are vested and exercisable under the Codemasters Share Option Schemes prior to the Scheme Record Time.

On or after the date of this Announcement, it is expected that the Codemasters Board will grant:

•	options under the Codemasters ESOP over a total of 149,581 Codemasters Shares;

•	nominal-cost options under the Codemasters LTIP over a total of 91,464 Codemasters Shares; and

•

an option to acquire 210,000 Codemasters Shares to Lisa Thomas, with such option not being made under any existing Codemasters Share Option Scheme but being on terms substantially similar to those of the Codemasters NED Plan, save as to exercise price.

It is anticipated that all of such options will vest and be exercisable as a result of the Court having sanctioned the Scheme. The consent of both the Panel and Take-Two has been obtained in relation to these proposed grants.

Following publication of the Scheme Document, participants in the Codemasters Share Option Schemes will be contacted separately regarding the effect of the Acquisition on their rights under the Codemasters Share Option Schemes. In accordance with Rule 15 of the Code, Take-Two will make appropriate proposals to participants in the Codemasters Share Option Schemes in due course and details of these proposals will be set out in the Scheme Document.

12.    Acquisition related arrangements

Confidentiality Agreement

Codemasters entered into a confidentiality agreement with Take-Two dated 25 August 2020 (the “Confidentiality Agreement”) pursuant to which each of the parties thereto undertakes to keep confidential information relating to the Acquisition and the other party and not to disclose it to third parties (other than to permitted recipients) unless required by law or regulation. These obligations will cease to have effect on completion of the Acquisition. If the Acquisition does not complete, the confidentiality obligations shall remain in force for a period of two years from the date of the Confidentiality Agreement.

The Confidentiality Agreement also includes customary standstill and non-solicitation obligations on Take-Two.

Co-operation Agreement

Pursuant to a co-operation agreement dated 10 November 2020 (the “Co-operation Agreement”): (i) Codemasters has agreed to co-operate with Take-Two to ensure the satisfaction of certain regulatory conditions, and Take-Two has entered into commitments in relation to obtaining regulatory clearances; (ii) Take-Two has agreed to provide Codemasters with certain information for the purposes of the Scheme Document and to otherwise assist with the preparation of the Scheme Document; (iii) Take-Two has agreed to certain provisions if the Scheme should switch to a Takeover Offer; (iv) each of Codemasters and Take-Two have agreed to take any action necessary to implement certain proposals in relation to the Codemasters Share Option Schemes.

The Co-operation Agreement will terminate if the Acquisition is withdrawn or lapses, if prior to the Long Stop Date any Condition becomes incapable of satisfaction, at Take-Two’s election if the Codemasters Directors withdraw their recommendation of the Acquisition, at either party’s election if the Codemasters Directors recommend a competing proposal, or if the Scheme does not become effective in accordance with its terms by the Long Stop Date or otherwise as agreed between Take-Two and Codemasters.

13.    Further terms and conditions of the Acquisition

It is intended that the Acquisition will be effected by means of a Court-approved scheme of arrangement between Codemasters and Codemasters Shareholders under Part 26 of the Companies Act. Take-Two reserves the right to elect, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer for the entire issued and to be issued ordinary share capital of Codemasters as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms or, if Take-Two so decides (with the consent of the Panel), on such other terms being no less favourable (subject to appropriate amendments), so far as applicable, than those which would apply to the Scheme and subject to the amendment referred to in Appendix I to this Announcement.

The purpose of the Scheme is to provide for Take-Two to become the holder of the entire issued and to be issued share capital of Codemasters.

Under the Scheme, the Codemasters Shares will be transferred to Take-Two in consideration for which the Codemasters Shareholders will receive cash and share consideration on the basis set out in paragraph 2 of this Announcement.

The Acquisition shall be subject to the Conditions and further terms set out below and in Appendix I to this Announcement and to be set out in the Scheme Document and shall only become Effective, if, among other things, the following events occur by no later than 11:59 p.m. on the Long Stop Date:

(i)

the approval of the Scheme by a majority in number of the Codemasters Shareholders who are present and vote, whether in person or by proxy, at the Court Meeting and who represent 75 per cent. in nominal value of the Codemasters Shares voted by those Codemasters Shareholders;

(ii)

the resolutions required to approve and implement the Scheme being duly passed by Codemasters Shareholders representing the requisite majority or majorities of votes cast at the Codemasters General Meeting (or any adjournment thereof);

(iii)	the approval and sanction of the Scheme by the Court (with or without modification but subject to any modification being on terms acceptable to Codemasters and Take-Two);

(iv)	the delivery of a copy of the Scheme Court Order to the Registrar of Companies; and

(v)	certain antitrust clearances (including, inter alia, antitrust clearances in the United Kingdom, Austria and Germany).

The Scheme and the Acquisition will be conditional upon:

(i)

the Court Meeting and the Codemasters General Meeting being held on or before the 22nd day after the expected date of the Meetings to be set out in the Scheme Document in due course (or such later date as may be agreed between Take-Two and Codemasters);

(ii)

the Court Sanction Hearing being held on or before the 22nd day after the expected date of the Court Sanction Hearing to be set out in the Scheme Document in due course (or such later date as may be agreed between Take-Two and Codemasters); or

(iii)	the Scheme becoming Effective by no later than 11:59 p.m. on the Long Stop Date,

provided, however, that the deadlines for the timing of the Court Meeting, the Codemasters General Meeting and the Court Sanction Hearing as set out above may be waived by Take-Two, and the deadline for the Scheme to become Effective may be extended by agreement between Codemasters and Take-Two (as permitted by the Court).

The Scheme will only become effective once a copy of the Scheme Court Order is delivered to the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Codemasters Shareholders, whether or not they attended or voted at the Meetings.

Subject to satisfaction (or waiver, where applicable) of the Conditions, the Scheme is expected to become Effective by 1 February 2021.

The Scheme and the Acquisition will also be subject to the Conditions and further terms set out in Appendix I to this Announcement and to be set out in the Scheme Document.

The global COVID-19 pandemic is restricting the ability of Governmental Entities around the world to conduct their normal operations. It is possible that Governmental Entities will not be operating according to their normal schedules during the upcoming period and it may therefore take longer for the Conditions to be satisfied and the Court Meeting or Codemasters General Meeting to be held. Accordingly, any dates in respect of the expected timetable for the Acquisition set out in this Announcement are indicative, subject to change (by agreement between Take-Two and Codemasters and, the Court, where required) and provided by way of guidance only. Take-Two shall keep the Codemasters Shareholders notified of any updates or changes to the expected timetable as additional guidance is released. Further details regarding the expected timetable will be contained in the Scheme Document.

Further details of the Scheme, including an indicative timetable for its implementation, will be set out in the Scheme Document, which is expected to be dispatched to Codemasters Shareholders as soon as reasonably practicable and, in any event, within 28 days of the date of this Announcement (unless agreed otherwise with the Panel).

14.    Dividends

If any dividend or other distribution in respect of the Codemasters Shares is declared, paid or made on or after the date of this Announcement, Take-Two reserves the right to reduce the consideration payable for each Codemasters Share under the terms of the Acquisition by the amount per Codemasters Share of such dividend or distribution. If Take-Two exercises this right or makes such a reduction in respect of a dividend or other distribution, Codemasters Shareholders will be entitled to receive and retain that dividend or other distribution. Any exercise by Take-Two of its rights referred to in this paragraph shall be subject to an announcement and, for the avoidance of doubt, shall not constitute a revision or variation of the terms of the Acquisition.

15.    Cancellation of admission to trading on AIM and re-registration

Prior to the Scheme becoming Effective, application will be made to the London Stock Exchange for the cancellation of admission of the Codemasters Shares to trading on AIM, to take effect shortly after the Effective Date once the Scheme has become effective in accordance with its terms.

The last day of dealings and for registration of transfers of and disablement of CREST of Codemasters Shares, on AIM is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6.00 p.m. on that date following which the Codemasters Shares will be suspended from trading on AIM.

On the Effective Date, Codemasters will become a wholly-owned subsidiary of Take-Two and share certificates in respect of Codemasters Shares will cease to be valid and should be destroyed. In addition, entitlements to Codemasters Shares held within the CREST system will be cancelled on the Effective Date.

Shortly after the Effective Date, and conditional on the cancellation of the admission of the Codemasters Shares to trading on AIM, it is intended that Codemasters will be re-registered as a private limited company.

16.    Listing and dealing in New Take-Two Shares

Take-Two’s shares listed on the NASDAQ Global Select Market (NASDAQ GS: TTWO). Application will be made to NASDAQ for the New Take-Two Shares to be listed on NASDAQ on completion of the Acquisition. Completion of the Acquisition shall be subject to confirmation having been received by Take-Two that the New Take-Two Shares have been approved for listing, subject to official notice of issuance, on NASDAQ.

17.    Overseas Shareholders

The availability of the Acquisition to Codemasters Shareholders who are not resident in the United Kingdom may be affected by the laws and/or regulations of their relevant jurisdiction. Therefore, any persons who are subject to the laws and/or regulations of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable legal or regulatory requirements in their jurisdiction. Further details in relation to overseas shareholders will be set out in the Scheme Document. If you are in any doubt, you should consult your professional adviser in the relevant jurisdiction without delay.

18.    Expected timetable

It is intended that the Scheme Document containing further details of the Acquisition will be despatched to each Codemasters Shareholder (other than to persons in a Restricted Jurisdiction) as soon as reasonably practicable and, in any event, not later than 28 days after the date of this Announcement (unless agreed otherwise with the Panel).

19.    Opening Position Disclosures and interests

Save in respect of the irrevocable undertakings referred to in paragraph 6 above, as at the close of business on the Latest Practicable Date neither Take-Two, nor its directors, nor, so far as Take-Two is aware, any person acting in concert (within the meaning of the Code) with it had (i) any interest in or right to subscribe for any relevant securities of Codemasters; nor (ii) any short positions in respect of relevant Codemasters Shares (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery; nor (iii) borrowed or lent any relevant Codemasters Shares (including, for these purposes, any financial collateral arrangements of the kind referred to in Note 4 on Rule 4.6 of the Code); nor (iv) is a party to any dealing arrangement of the kind referred to in Note 11 of the definition of acting in concert in the Code.

“Interests in securities” for these purposes arise, in summary, when a person has long economic exposure, whether absolute or conditional, to changes in the price of securities (and a person who only has a short position in securities is not treated as interested in those securities). In particular, a person shall be treated as having an “interest” by virtue of the ownership, voting rights or control of securities, or by virtue of any agreement to purchase, option in respect of, or derivative referenced to, securities.

20.    General

Your attention is drawn to the further information contained in the Appendices to this Announcement, which form part of, and should be read in conjunction with, this Announcement.

Please be aware that addresses, electronic addresses and certain other information provided by Codemasters Shareholders and other relevant persons for the receipt of communications from Codemasters may be provided to Take-Two during the Offer Period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11 of the Code.

The Acquisition will be governed by English law. The Acquisition will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, the FCA and the AIM Rules.

Goldman Sachs International, Jefferies and Liberum have each given and not withdrawn their consent to the publication of this Announcement with the inclusion herein of the references to their names in the form and context in which they appear.

21.    Documents on display

In accordance with Rule 26.2 of the Code, copies of the following documents will, to the extent not already published there, by no later than 12 noon on the Business Day following the date of this Announcement, be published on Take-Two’s website at https://www.take2games.com/codemasters-group and https://www.codemasters.com/investors/#take-two-interactive during the Offer Period:

•	the irrevocable undertakings referred to in paragraph 6 above;

•	the written consents of Jefferies, Liberum and Goldman Sachs International;

•	the Co-operation Agreement referred to in paragraph 12 above;

•	the Confidentiality Agreement referred to in paragraph 12 above; and

•	a copy of this Announcement.

Enquiries:

Take-Two
Investor Relations	+1 646 536 3005
Henry A. Diamond (Henry.Diamond@take2games.com)
Corporate Press	+1 646 536 2983
Alan Lewis (Alan.Lewis@take2games.com)

Goldman Sachs International (financial adviser to Take-Two)
Nick Harper	+44 (0) 20 7774 1000
Khamran Ali
Aaron Siegel	+1 212 902 1000
Daniel Krinsky

Brunswick LLP (PR adviser to Take-Two)	Tel: +44 20 7404 5959
Jonathan Glass
Sarah West

Codemasters Group Holdings plc	Via Alma PR
Gerhard Florin (Chairman)
Frank Sagnier (Chief Executive Officer)
Rashid Varachia (Chief Financial Officer)

Jefferies (Rule 3 financial adviser to Codemasters)	Tel: +44 20 7029 8000
Ed Matthews
Raphael Bejarano
Gaurav Kittur
Paul Bundred

Liberum (Nominated adviser and broker to Codemasters)	Tel: +44 20 3100 2222
Neil Patel
Cameron Duncan
Ed Phillips
William Hall

Alma PR (PR adviser to Codemasters)	Tel: +44 20 3128 8100
Josh Royston
Rebecca Sanders-Hewett Helena Bogle
Sam Modlin

Goldman Sachs International is acting as financial adviser to Take-Two and Willkie Farr & Gallagher LLP and Harbottle & Lewis LLP are acting as the legal advisers to Take-Two. Axinn, Veltrop & Harkrider LLP and Van Bael & Bellis are acting as antitrust legal advisers to Take-Two.

Jefferies is acting as financial adviser and joint-broker, and Liberum is acting as nominated adviser and broker, to Codemasters in respect of the Acquisition. Gowling WLG (UK) LLP (as to English law) and Reed Smith (as to US law) are acting as legal advisers to Codemasters.

IMPORTANT NOTES

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Take-Two and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than Take-Two for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this Announcement.

Jefferies, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Codemasters as financial adviser and for no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than Codemasters for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or any other matter or arrangement referred to in this Announcement. Neither Jefferies, nor any of its affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Jefferies in connection with this Announcement, any statement contained herein or otherwise.

Liberum, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Codemasters as nominated adviser and broker and for no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than Codemasters for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or any other matter or arrangement referred to in this Announcement. Neither Liberum, nor any of its affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Liberum in connection with this Announcement, any statement contained herein or otherwise.

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely pursuant to the terms of the Scheme Document (or, if the Acquisition is to be implemented by way of a Takeover Offer, the offer document) and the accompanying Forms of Proxy, which will contain the full terms and conditions of the Acquisition and the Scheme, including details of how to vote in respect of the Acquisition and the Scheme. Any approval, decision or other response to the Acquisition and/or the Scheme should be made only on the basis of the information in the Scheme Document (or, if the Acquisition is to be implemented by way of a Takeover Offer, the offer document). Scheme Shareholders are strongly advised to read the formal documentation in relation to the Acquisition and the Scheme once it has been dispatched.

The Scheme Document (including notices of the Court Meeting and Codemasters General Meeting), together with the relevant Forms of Proxy, will be posted to Codemasters Shareholders as soon as practicable and in any event within 28 days of the date of this Announcement (unless agreed otherwise with the Panel).

This Announcement does not constitute a prospectus or prospectus exempted document.

This Announcement has been prepared for the purpose of complying with English law, the Code and the AIM Rules and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them, and service of this Announcement shall not give rise to any implication that there has been no change in the facts set out in this Announcement since such date.

The Acquisition shall be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, AIM and the Financial Conduct Authority.

Overseas jurisdictions

The release, publication or distribution of this Announcement in, and the availability of the Acquisition to persons who are residents, citizens or nationals of, jurisdictions other than the United Kingdom may be restricted by laws and/or regulations of those jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements in their jurisdiction. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility and liability for the violation of such restrictions by any person.

In particular, the ability of Overseas Shareholders to vote their Codemasters Shares at the Court Meeting and/or the Codemasters General Meeting, or to execute and deliver Forms of Proxy appointing another to vote their Codemasters Shares in respect of the Court Meeting and/or the Codemasters General Meeting on their behalf, may be affected by the laws of the relevant jurisdiction in which they are located. Copies of this Announcement, the Scheme Document, the accompanying Forms of Proxy and any other formal documentation relating to the Acquisition and the Scheme are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction.

Unless otherwise permitted by applicable law and regulation, the Acquisition may not be made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Acquisition may not be capable of acceptance by any such use, means, instrumentality or facilities.

Additional information for US investors

The Acquisition relates to the shares of an English incorporated company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Acquisition will be subject to the disclosure requirements and practices applicable in the United Kingdom and under the Code to schemes of arrangement, which differ from the disclosure requirements and practices of the US proxy solicitation and tender offer rules. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this Announcement. Any representation to the contrary is a criminal offence in the United States.

US Codemasters Shareholders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

Financial information relating to Codemasters included in this Announcement and the Scheme Document has been or shall have been prepared in accordance with accounting standards applicable in the United Kingdom and may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for US holders of Codemasters Shares to enforce their rights and any claims they may have arising under US federal securities laws in connection with the Acquisition, since Codemasters is organised under the laws of a country other than the United States, and some or all of its officers and directors may be residents of countries other than the United States, and most of the assets of Codemasters are located outside of the United States. US holders of Codemasters Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s jurisdiction or judgment.

The Acquisition may, in the circumstances provided for in this Announcement, instead be carried out by way of a Takeover Offer under the laws of England and Wales. If Take-Two exercises its right to implement the Acquisition by way of a Takeover Offer, such Takeover Offer will be made in compliance with applicable US tender offer and securities laws and regulations, including the exemptions therefrom. Such a Takeover Offer would be made in the United States by Take-Two and no one else. In addition to any such Takeover Offer, in accordance with normal UK practice, Take-Two, certain affiliated companies, or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Codemasters Shares outside of the US, other than pursuant to such Takeover Offer, until the date on which such Takeover Offer would become effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed, as required in the United Kingdom, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com. If such purchases or arrangements to purchase are made they would be made outside the United States in compliance with applicable law, including the Exchange Act.

The New Take-Two Shares have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) or under the securities laws of any state or other jurisdiction of the United States and may not offered or sold in the United States absent registration or an available exemption or safe harbour from registration under the Securities Act. To the extent Take-Two effects the acquisition of Codemasters as a scheme of arrangement under the laws of England and Wales, the New Take-Two Shares to be issued in the Acquisition will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Codemasters will advise the Court that its sanction of the scheme of arrangement will be relied upon by Take-Two as an approval of the scheme of arrangement following a hearing on its fairness to Codemasters Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the scheme of arrangement and with respect to which notification has been given to all Codemasters Shareholders. The New Take-Two Shares to be issued to Codemasters Shareholders in the Acquisition pursuant to a scheme of arrangement under the laws of England and Wales generally should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and persons who receive securities in the Acquisition pursuant to such a scheme of arrangement (other than “affiliates” of Take-Two as described in the paragraph below) may resell them without restriction under the Securities Act.

Under US federal securities laws, a Codemasters Shareholder who is an “affiliate” of Take-Two within 90 days prior to, or at any time following, the date upon which the Scheme Court Order is filed at Companies House will be subject to certain US transfer restrictions relating to the New Take-Two Shares received in connection with the Acquisition pursuant to a scheme of arrangement under the laws of England and Wales. The New Take-Two Shares held by such affiliates may not be sold without registration under the Securities

Act, except pursuant to the applicable resale provisions of Rule 144 under the Securities Act or another available exemption from the registration requirements of the Securities Act, including transactions conducted pursuant to Regulation S under the Securities Act. Whether a person is an “affiliate” of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers, directors and significant shareholders. A person who believes that he or she may be an affiliate of Take-Two should consult his, her or its own legal advisers prior to any sale of any New Take-Two Shares.

In the event that Take-Two determines to effect the Acquisition pursuant to a Takeover Offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the New Take-Two Shares that would be issued in the Acquisition. In this event, Codemasters Shareholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to Take-Two’s contact for enquiries identified above.

Neither the SEC nor any US state securities commission has approved or disapproved of the New Take-Two Shares to be issued in connection with the Acquisition or determined if this Announcement is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

The receipt of New Take-Two Shares pursuant to the Acquisition by a Codemasters Shareholder may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other, tax laws. Each Codemasters Shareholder is urged to consult his independent professional tax adviser immediately regarding the tax consequences of the Acquisition.

Notes regarding the New Take-Two Shares

The New Take-Two Shares to be issued pursuant to the Acquisition have not been and will not be registered under the relevant securities laws of Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the New Take-Two Shares has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, the New Take-Two Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly in or into Australia, Canada or Japan or any other jurisdiction if to do so would constitute a violation of relevant laws of, or require registration thereof in, such jurisdiction (except pursuant to an exemption, if available, from any applicable registration requirements or otherwise in compliance with all applicable laws).

Forward-looking statements

This Announcement, including the information included in this Announcement, contains certain forward- looking statements. The forward-looking statements contained herein include statements about Codemasters, the Codemasters Group, Take-Two and the Take-Two Group, the expected effects of the Acquisition on the Codemasters Group, strategic options, the expected timing and scope of the Acquisition, and all other statements in this Announcement other than those containing historical facts may be forward-looking statements. These statements are based on the current expectations and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “budget”, “schedule”, “forecast”, “project”, “goal”, “believe”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could”, “subject to”, or other words of similar meaning. By their nature, forward-looking statements involve known and unknown risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements may include statements relating to the following: future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects. There are a number of factors that could cause actual results, outcomes and developments to differ materially from those expressed in, or implied by, such forward-looking statements and such statements are therefore qualified in their entirety by the risks and uncertainties surrounding these future expectations. Many of these risks and uncertainties relate to factors that are beyond the entities’ ability to control or estimate precisely, such as, but not limited to, general business and market conditions both globally and locally, political, economic and regulatory forces, industry trends and competition, future exchange and interest rates, changes in government and regulation including in relation to health and safety, the environment, labour relations and tax rates and future business combinations or dispositions. For a discussion of important factors which could cause actual results to differ from forward- looking statements in relation to the Codemasters Group, refer to the annual report and accounts for Codemasters Group for the Fiscal Year ending 31 March 2020. The Form 10-K of Take-Two for the Fiscal Year ending 31 March 2020 and the Form 10-Q for the six months ending 30 September 2020 contain additional information regarding forward-looking statements with respect to Take-Two.

Although it is believed that the expectations reflected in such forward-looking statements are reasonable, none of Codemasters, any member of the Codemasters Group, Take-Two, any member of the Take-Two Group, nor any of their respective associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement shall actually occur. Given the risks and uncertainties, potential investors should not place any reliance on forward-looking statements.

Specifically, statements of estimated cost savings and synergies relate to future actions and circumstances which by their nature involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved may be materially different from those estimated. Due to the scale of the Enlarged Group, there may be additional changes to the Enlarged Group’s operations. As a result and given the fact that the changes relate to the future, the resulting cost synergies may be materially greater or less than those estimated.

The forward-looking statements speak only at the date of this Announcement. All subsequent oral or written forward-looking statements attributable to Codemasters, any member of the Codemasters Group, Take-Two, any member of the Take-Two Group or any of their respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above.

Codemasters, each member of the Codemasters Group, Take-Two and each member of the Take-Two Group expressly disclaim any obligation to update or correct such statements or the information contained in this Announcement (whether as a result of new information, future events or otherwise), except as required by applicable law or regulation.

No forward-looking or other statements have been reviewed by the auditors of the Codemasters Group or the Take-Two Group.

Profit forecasts or estimates

The Take-Two Statement is a profit forecast for the purposes of Rule 28 of the Code. The Take-Two Statement, the assumptions and basis of preparation on which the Take-Two Statement is based and the Take-Two Directors’ confirmation, as required by Rule 28.1 of the Code, are set out in Appendix IV.

Other than in respect of the Take-Two Statement, no statement in this Announcement is intended as a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that earnings or earnings per ordinary share for Codemasters or Take-Two for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per ordinary share for Codemasters or Take-Two.

Right to switch to a Takeover Offer

Take-Two reserves the right to elect, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer for the entire issued and to be issued ordinary share capital of Codemasters as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms or, if Take-Two so decides (with the consent of the Panel), on such other terms being no less favourable (subject to appropriate amendments), so far as applicable, than those which would apply to the Scheme and subject to the amendment referred to in Appendix I to this Announcement.

Publication on website and availability of hard copies

In accordance with Rule 26.1 of the Code, a copy of this Announcement will be available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) at https://www.take2games.com/codemasters-group and https://www.codemasters.com/investors/#take-two-interactive by no later than 12.00 noon (London time) on the Business Day following this Announcement.

Neither the contents of these websites nor the content of any other website accessible from hyperlinks on such websites is incorporated into, or forms part of, this Announcement.

In accordance with Rule 30.3 of the Code, a person so entitled may request a hard copy of this Announcement, free of charge, by contacting Link Market Services Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by calling Link Market Services Limited on +44 (0) 371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines outside the United Kingdom will be charged at the applicable international rate. Lines are open 9.00 a.m. – 5.30 p.m. (London time), Monday to Friday (excluding public holidays in England and Wales). For persons who receive a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested. In accordance with Rule 30.3 of the Code, a person so entitled may also request that all future documents, announcements and information be sent to them in relation to the Acquisition should be in hard copy form.

Information relating to Codemasters Shareholders

Please be aware that addresses, electronic addresses and certain information provided by Codemasters Shareholders and other relevant persons for the receipt of communications from Codemasters may be provided to Take-Two during the Offer Period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c) of the Code.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror, must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by any offeror, and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them under Rules 8.1, 8.2 and 8.4 of the Code.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found on the Disclosure Table tab of the Panel’s website at https://www.thetakeoverpanel.org.uk including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Market Abuse Regulation

The information contained within this Announcement constitutes inside information as stipulated under the Market Abuse Regulation. Upon the publication of this Announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE ACQUISITION

Part A: Conditions to the Scheme and the Acquisition

The Acquisition will be subject to the terms and conditions set out in this Appendix I and to be set out in the Scheme Document.

1.	The Acquisition will be conditional upon the Scheme becoming unconditional and Effective, subject to the Code, by no later than 11.59 p.m. on the Long Stop Date.

2.	The Scheme will be conditional upon:

2.1

its approval by a majority in number representing not less than 75 per cent., in nominal value of the Scheme Shareholders who are on the register of members of Codemasters at the Voting Record Time and who are present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting, provided that the Court Meeting may not be adjourned beyond the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document in due course (or such later date (if any) as Take-Two and Codemasters may agree and the Court may allow); and

2.2

all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the Codemasters General Meeting or at any adjournment of that meeting, provided that the Codemasters General Meeting may not be adjourned beyond the 22nd day after the expected date of the Codemasters General Meeting to be set out in the Scheme Document in due course (or such later date (if any) as Take-Two and Codemasters may agree and the Court may allow); and

2.3

the sanction of the Scheme (with or without modification but subject to any such modification being acceptable to Take-Two and Codemasters) by the Court at the Court Sanction Hearing and such Court Sanction Hearing being held on or before the 22nd day after the expected date of the Court Sanction Hearing to be set out in the Scheme Document in due course (or such later date (if any) as Take-Two and Codemasters may agree and the Court may allow); and

2.4	the delivery of a copy of the Scheme Court Order to the Registrar of Companies in England and Wales.

3.

In addition, subject as stated in Part B of this Appendix I and to the requirements of the Panel, Take-Two and Codemasters have agreed that the Acquisition will be conditional upon the following conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant and capable of waiver, waived:

New Take-Two Shares

3.1	confirmation having been received by Take-Two that the New Take-Two Shares have been approved for listing, subject to official notice of issuance, on NASDAQ;

3.2

in the event that the Acquisition is implemented by way of a Takeover Offer, absent an available exemption from the registration requirements of the Securities Act, Take-Two’s registration statement having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of Take-Two’s registration statement having been initiated by the SEC and Take-Two having received all necessary authorisations under U.S. state securities law or applicable U.S. state blue sky laws;

Antitrust clearance

3.3	by the time of the Court Sanction Hearing, and following Take-Two having submitted a briefing note to the CMA in relation to the Acquisition, the CMA either:

(a)	having not opened a CMA Merger Investigation in relation to the Acquisition or any matters arising therefrom; or

(b)

having opened a CMA Merger Investigation, the CMA having indicated in terms satisfactory to Take-Two (acting reasonably) that the CMA does not intend to make a CMA Phase 2 Reference in connection with the Acquisition or any matters arising therefrom; Take-Two shall not be obliged to accept or offer any conditions and/or remedies in order to satisfy this Condition;

3.4

insofar as the Acquisition is required to be notified under the German merger control regime, the German Bundeskartellamt not deciding, within one month of the submission of a complete merger notification, to open an in-depth investigation of the Acquisition (Phase II); or, in case such in-depth investigation is opened, the German Bundeskartellamt deciding that the prohibition conditions under the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen, “GWB”) are not satisfied and the Acquisition is thus cleared or is deemed to be cleared pursuant to Section 40(2) 2nd sentence GWB, provided that Take-Two shall not be obliged to accept or offer any conditions and/or remedies in order to satisfy this Condition;

3.5

the expiry of the applicable review period pursuant to Section 11 of the Austrian Cartel Act (Kartellgesetz 2005) without the Official Parties (Amtsparteien) having lodged an application for investigation (Prüfungsantrag) or, if such application for investigation has been lodged, the obtaining in writing of any final and binding statement or decision by the Austrian Cartel Court (Kartellgericht) to the effect that the Acquisition is not subject to Section 17 (Durchführungsverbot) of the Austrian Cartel Act (Kartellgesetz 2005), provided that Take-Two shall not be obliged to accept or offer any conditions and/or remedies in order to satisfy this Condition;

Notifications, waiting periods and authorisations

3.6

all necessary notifications, filings and applications having been made in connection with the Acquisition, all regulatory and statutory obligations in any relevant jurisdiction reasonably deemed necessary by Take-Two having been complied with in connection with the Acquisition, all necessary waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulations of any relevant jurisdiction reasonably deemed necessary by Take-Two having expired, lapsed or been terminated in each case in respect of the Acquisition and all necessary authorisations and consents having been obtained in terms and in a form reasonably satisfactory to Take-Two from appropriate third parties in connection with the Acquisition or proposed acquisition of any shares or other securities in, or control or management of, Codemasters or any other member of the Wider Codemasters Group by any member of the Wider Take-Two Group or the carrying on by any member of the Wider Codemasters Group of its business and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such authorisations and consents, in each case in any way that would be materially adverse to the Wider Codemasters Group;

General antitrust and regulatory

3.7

no antitrust regulator, central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution, employee representative body or any other equivalent or analogous body or person in any jurisdiction (each a “Third Party”) having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and in each case, not having withdrawn the same), or enacted, made or proposed to enact or make any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same) and there not continuing to be outstanding any statute, regulation, decision or order, or having taken any other steps which would, in each case, reasonably be expected to:

(c)

require, prevent or materially delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Take-Two Group or by any member of the Wider Codemasters Group of all or any part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which, in any such case, is material in the context of the Wider Take-Two Group or the Wider Codemasters Group, in either case taken as a whole;

(b)

require, prevent or materially delay or materially alter the terms envisaged for, any divestiture by any member of the Wider Take-Two Group of any shares, other securities or other interests in Codemasters or any member of the Wider Codemasters Group;

(c)

except pursuant to Chapter 3 of Part 28 of the Companies Act, in the event that Take-Two elects to implement the Acquisition by way of a Takeover Offer, require any member of the Wider Take-Two Group or of the Wider Codemasters Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) or interest in any member of the Wider Codemasters Group;

(d)

require any member of the Wider Codemasters Group to repay any indebtedness of any member of the Wider Codemasters Group (other than in implementation of the Acquisition as agreed between Take-Two and Codemasters);

(e)

impose any limitation on, or result in a delay in, the ability of any member of the Wider Take-Two Group directly or indirectly to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Codemasters Group or the Wider Take-Two Group or to exercise management control over any such member;

(f)

otherwise adversely affect the business, assets, liabilities, trading position, value, profits, operational performance, or prospects of any member of the Wider Take-Two Group or of any member of the Wider Codemasters Group in a manner which is material in the context of the Wider Take-Two Group or the Wider Codemasters Group;

(g)

make the Acquisition or its implementation or the acquisition or proposed acquisition by Take-Two or any member of the Wider Take-Two Group of any shares or other securities in, or control of Codemasters void, voidable, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, prevent, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere or require material amendment to the terms of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Codemasters by any by of the Wider Take-Two Group;

(h)

impose any limitation on, or result in any delay in, the ability of any member of the Wider Take-Two Group or the Wider Codemasters Group to conduct, integrate or co-ordinate its business, or any part of it, with the businesses of any other members of the Wider Take-Two Group and/or the Wider Codemasters Group in each case in a manner which is material in the context of the Wider Take-Two Group or the Wider Codemasters Group in each case taken as a whole;

(i)

require any member of the Wider Codemasters Group or the Wider Take-Two Group to relinquish, terminate or amend in any way any material contract to which any member of the Wider Codemasters Group or the Wider Take-Two Group, as applicable, is a party, in each case in a manner which is material in the context of the Wider Take-Two Group or the Wider Codemasters Group in each case taken as a whole; or

(j)

result in any member of the Wider Codemasters Group ceasing to be able to carry on business under any name under which it presently does so to an extent which is material in the context of the Wider Codemasters Group taken as a whole, and all applicable waiting and other time periods (including extensions thereof) during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any Codemasters Shares or other securities in, or control or management of, Codemasters, Take-Two or otherwise intervene having expired, lapsed or been terminated;

3.8

all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals necessary for any member of the Wider Codemasters Group to carry on its business, remaining in full force and effect at the time at which the Acquisition becomes effective or otherwise wholly unconditional (where the absence of such would be material and adverse in the context of the Wider Codemasters Group) and no intimation of any intention to revoke, suspend, materially restrict or materially modify or not to renew any of the same having been made;

3.9

no temporary restraining order, preliminary or permanent injunction, preliminary or permanent enjoinment, or other order issued and being in effect by a court or other Third Party which has the effect of making the Acquisition or any acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider Codemasters Group by any member of the Wider Take-Two Group, or the implementation of either of them, void, voidable, illegal and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly prohibiting, preventing, restraining, restricting, delaying or otherwise interfering with the completion or the approval of the Acquisition or any matter arising from the proposed acquisition of any shares or other securities in, or in control of, any member of the Wider Codemasters Group by any member of the Wider Take-Two Group;

Frustrating action

3.10

except with the consent or the agreement of Take-Two, no resolution of Codemasters Shareholders in relation to any acquisition or disposal of assets or shares (or the equivalent thereof) in any undertaking or undertakings (or in relation to any merger, demerger, consolidation, reconstruction, amalgamation or scheme) being passed at a meeting of Codemasters Shareholders other than in relation to the Acquisition or the Scheme and, other than with the consent or the agreement of Take-Two, no member of the Wider Codemasters Group having taken (or agreed or proposed to take) any action that requires, or would require, the consent of the Panel or the approval of Codemasters Shareholders in accordance with, or as contemplated by, Rule 21.1 of the Code;

Certain matters arising as a result of any arrangement or agreement

3.11

except as Disclosed, there being no provision of any arrangement, agreement, lease, licence, franchise, permit or other instrument to which any member of the Wider Codemasters Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject, or any event or circumstance which, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Take-Two Group of any shares or other securities (or the equivalent) in Codemasters or because of a change in the control or management of any member of the Wider Codemasters Group or otherwise, would or might reasonably be expected to result in (in each case to an extent or in a manner which is material in the context of the Wider Codemasters Group):

(a)

any moneys borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to member of the Wider Codemasters Group, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(b)

any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any member of the Wider Codemasters Group thereunder being, or becoming capable of being, terminated or adversely modified or adversely affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(c)

any asset owned or used by, or interests in, any member of the Wider Codemasters Group being disposed of or charged or ceasing to be available to any member of the Wider Codemasters Group or any right arising under which any such asset or interest could be required to be disposed of or charged or cease to be available to any member of the Wider Codemasters Group otherwise than in the ordinary and usual course of business;

(d)

the creation, save in the ordinary and usual course of business, or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interest of any member of the Wider Codemasters Group or any such mortgage, charge or other security (whenever created, arising or having arisen) becoming enforceable;

(e)

the rights, liabilities, obligations, interests or business of any member of the Wider Codemasters Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Codemasters Group in or with any other person or body or firm or company (or any arrangement relating to any such interests or business) being or becoming capable of being terminated, or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(f)

the value of any member of the Wider Codemasters Group or its business, assets, value, financial or trading position, profits, operational performance or prospects being prejudiced or adversely affected;

(g)	any member of the Wider Codemasters Group ceasing to be able to carry on business under any name under which it presently does so;

(h)	the creation or acceleration of any liability, actual or contingent, by any member of the Wider Codemasters Group (including any material tax liability);

(i)	any liability of any member of the Wider Codemasters Group to make any severance, termination, bonus or other payment to any of its directors or other officers; or

(j)

any requirement on any member of the Wider Codemasters Group to acquire, subscribe, pay up or repay any shares or other securities in another corporate entity (other than another member of the Wider Codemasters Group), and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Codemasters Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or is reasonably likely to result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (j) of this Condition to an extent which is or which would be material in the context of the Wider Codemasters Group;

Certain events occurring since 31 March 2020

3.12	except as Disclosed or as otherwise permitted under the Co-operation Agreement, no member of the Wider Codemasters Group having, since 31 March 2020:

(a)

save as between Codemasters and wholly-owned subsidiaries of Codemasters, issued, agreed to issue, authorised or proposed the issue of additional shares of any class or agreed to transfer or sell or authorised or proposed the transfer or sale of Codemasters Shares out of treasury;

(b)

save as between Codemasters and wholly-owned subsidiaries of Codemasters, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(c)

recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise which is material in the context of the Wider Codemasters Group;

(d)

other than pursuant to the Acquisition or transactions in the ordinary and usual course of business, merged or demerged with any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in any such case to an extent which is material in the context of the Wider Codemasters Group taken as a whole;

(e)

save as between Codemasters and wholly-owned subsidiaries of Codemasters, made or authorised or proposed or announced an intention to propose any change in its loan capital, in each case to the extent to which is material in the context of the Wider Codemasters Group taken as a whole;

(f)

save as between Codemasters and wholly-owned subsidiaries of Codemasters, save for transactions in the ordinary and usual course of business, issued, authorised or proposed the issue of any debentures, incurred or increased any indebtedness or become subject to any guarantee or actual or contingent liability;

(g)

disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised, proposed or announced any intention to do so;

(h)

purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (a) above, made any other change to any part of its share capital;

(i)

implemented, or authorised, proposed or announced its intention to implement, any joint venture, asset or profit sharing arrangement, partnership, composition, assignment, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or in respect of the Acquisition;

(j)

sold or transferred or agreed to sell or transfer any Codemasters Shares held by Codemasters as treasury shares except for the issue or transfer out of treasury of Codemasters Shares on the exercise of employee share options;

(k)

entered into, varied, authorised or proposed entry into or variation of the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract, commitment, arrangement, service agreement with any director or senior executive of any member of the Wider Codemasters Group;

(l)

except in the ordinary and usual course of business, entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could reasonably be expected to be materially restrictive on the businesses of any member of the Wider Codemasters Group;

(m)	taken or proposed any steps, corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or in relation to payments, a moratorium of any indebtedness, or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed, and in each such case, to the extent which is material in the context of the Wider Codemasters Group taken as a whole or in the context of the Acquisition;

(n)

been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business which is material in the context of the Wider Codemasters Group taken as a whole or in the context of the Acquisition;

(o)

waived, compromised or settled any claim otherwise than in the ordinary course of business and, in any case, which is material in the context of the Wider Codemasters Group as a whole or in the context of the Acquisition;

(p)	except in relation to changes made or agreed as a result of being required as a result of changes to legislation, having made or agreed or consented to any material change to:

(i)

the terms of the trust deeds, rules, policy or other governing documents constituting the pension schemes or other retirement or death benefit arrangement established by any member of the Wider Codemasters Group for its directors, former directors, employees, former employees or each of their respective dependents;

(ii)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(iii)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(iv)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made;

(q)	carried out any act:

(i)	which would or could reasonably be expected to lead to the commencement of the winding up of any pension plan;

(ii)	which would or might create a material debt owed by an employer to any pension plan;

(iii)	which would or might accelerate any obligation on any employer to fund or pay additional contributions to any pension plans;

(iv)	which would or might give rise indirectly or directly to a liability in respect of a pension plan; or

(v)	to change the trustee or trustee directors or other fiduciary of the relevant pension plans;

(r)

save as required in the context of the Acquisition, proposed, agreed to provide or modified the terms of any share option scheme or incentive scheme or other benefit constituting a material change relating to the employment or termination of employment of a material category of person employed by the Wider Codemasters Group or which constitutes a material change to the terms or conditions of employment of any senior employee of the Wider Codemasters Group;

(s)	made any material alteration to its constitutional documents (other than an alteration required in connection with the Acquisition);

(t)

except in the ordinary and usual course of business, terminated or varied the terms of any agreement or arrangement between any member of the Wider Codemasters Group and any other person in a manner which would or is reasonably likely to have a material adverse effect on the financial position of the Wider Codemasters Group taken as a whole; or

(u)

otherwise than in the ordinary course of business, entered into any contract, commitment, arrangement or agreement, or passed any resolution or made any offer (which remains open for acceptance) with respect to, or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

No adverse change, litigation, regulatory enquiry or similar

3.13	except as Disclosed, since 31 March 2020:

(a)

no adverse change and no circumstance having arisen which would or might reasonably be expected to result in any adverse change or deterioration in the business, assets, value, liabilities, financial or trading position, operational performance or profits or prospects of any member of the Wider Codemasters Group which is material in the context of the Wider Codemasters Group taken as a whole;

(b)

no litigation, arbitration proceedings, prosecution or other legal proceedings including, without limitation, with regard to intellectual property rights used or owned by the Wider Codemasters Group having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Codemasters Group or to which any member of the Wider Codemasters Group is or may become a party (whether as a claimant, defendant or otherwise) which is material in the context of the Wider Codemasters Group taken as a whole;

(c)

no enquiry, review, investigation or enforcement proceedings by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Codemasters Group having been instituted, announced, implemented or threatened by or against or remaining outstanding against or in respect of any member of the Wider Codemasters Group, which, in each case might reasonably be expected to have an adverse effect on such member to an extent which is material, in the context of the Wider Codemasters Group taken as a whole or in the context of the Acquisition;

(d)

no steps having been taken and no omissions having been made which would result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Codemasters Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which would have a material and adverse effect on the Wider Codemasters Group taken as a whole; and

(e)

no contingent or other liability having arisen, increased or become apparent to Codemasters (other than in the ordinary course of business) which is reasonably likely to affect adversely the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider Codemasters Group; in each case to an extent which is material in the context of the Wider Codemasters Group taken as whole or in the context of the Acquisition;

No discovery of certain matters regarding information, liabilities and environmental issues

3.14	except as Disclosed, Take-Two not having discovered:

(a)	that any financial, business or other information concerning the Wider Codemasters Group as contained in the information disclosed at the time by or on behalf of any member of the

Wider Codemasters Group publicly and delivered by or on behalf of Codemasters through a RIS or other public announcement prior to the date of this Announcement is misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading;

(b)

that any member of the Wider Codemasters Group is subject to any liability (contingent or otherwise) and which is material and adverse in the context of the Wider Codemasters Group taken as a whole or in the context of the Acquisition;

(c)

any information which affects the import of any information disclosed at any time prior to this Announcement by or on behalf of any member of the Wider Codemasters Group and which is material in the context of the Wider Codemasters Group taken as a whole;

(d)

any past or present member of the Wider Codemasters Group has not complied with all applicable legislation, regulations or other requirements of any jurisdiction or any notice, order or requirement of any Third Party, any authorisations and/or consents relating to the use, treatment, handling, storage, transport, carriage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment (including property) or harm human or animal health or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, carriage, disposal, discharge, spillage, release, leak or emission (whether or not giving rise to non-compliance with any law or regulation), which non-compliance would give rise to any material liability including any penalty for non-compliance (whether actual or contingent) on the part of any member of the Wider Codemasters Group; or

(e)

there is, or is reasonably likely to be, any obligation or liability (whether actual or contingent) or requirement to make good, remediate, repair, reinstate or clean up any property, asset or any controlled waters currently or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Codemasters Group (or on its behalf), or in which any such member has or previously has had or be deemed to have had an interest, under any environmental legislation, common law, regulation, notice, circular, authorisation, consent, permission or order of any Third Party in any jurisdiction or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto;

Anti-bribery, anti-corruption, proceeds of crime and sanctions

3.15	except as Disclosed, Take-Two not having discovered that:

(a)

any past or present member, director, officer or employee, agent, consultant or designated representative of the Wider Codemasters Group or any person that performs or has performed services for or on behalf of the Wider Codemasters Group is or has at any time engaged in any or has paid or agreed to pay any bribe including any “inducement fee” given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, practice, conduct or any such things (or omitted to do such things) in contravention of the Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act 1977, as amended or any other anti-corruption legislation applicable to the Wider Codemasters Group;

(b)	any asset of any member of the Wider Codemasters Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition);

(c)

any past or present member, director, officer or employee, agent, consultant or designated representative of the Wider Codemasters Group has engaged in any activity or business with or made any investments in, or made any payments, funds or assets available, to or received any funds or assets from: (i) any government, entity or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or HM Treasury & Customs; or (ii) any government, entity or individual named by any of the economic sanctions of the United Nations or the European Union or any of their respective member states; or

(d)

a member of the Wider Codemasters Group has engaged in any transaction which would cause the Wider Take-Two Group to be in breach of any law or regulation upon its acquisition of Codemasters, including the economic sanctions of the United States Office of Foreign Assets Control, or HM Treasury & Customs, or any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states.

Part B: Certain further terms of the Acquisition

4.	The Scheme will not become Effective unless the Conditions have been fulfilled or (if capable of waiver) waived by 11.59 p.m. on the Long Stop Date.

5.	Subject to the requirements of the Panel in accordance with the Code, Take-Two reserves the right in its sole discretion to waive, in whole or in part:

(a)

the deadline set out in Condition 1 and any of the deadlines set out in Condition 2 of Part A relating to the timing of the Court Meeting, the Codemasters General Meeting and the sanctioning of the Scheme. If any of the deadlines for those events are not met, Take-Two shall make an announcement by 8.00 a.m. on the Business Day following such deadline confirming whether it has invoked or waived the relevant Condition or agreed with Codemasters to extend the deadline in relation to the relevant Condition; and

(b)	any of the Conditions set out in the above Condition 3 of Part A.

6.

If Take-Two is required by the Panel to make a Takeover Offer for Codemasters Shares under the provisions of Rule 9 of the Code, Take-Two may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

7.

Take-Two shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or treat as fulfilled any of the Conditions at any time prior to 11:59 p.m. on the Long Stop Date, notwithstanding that the other Conditions (or any of them) may at an earlier date have been waived (if capable of waiver), satisfied or fulfilled and that there are, at such earlier date, no circumstances indicating that any such Condition may not be capable of satisfaction or fulfilment.

8.

Under Rule 13.5 of the Code, Take-Two may not invoke a Condition so as to cause the Scheme not to proceed, or to lapse, or so as to cause the Acquisition to lapse or be withdrawn, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Take-Two in the context of the Acquisition. Conditions 1, 2 and 3.3 to 3.5 of Part A (and, if applicable, any acceptance condition adopted on the basis specified in paragraph 9 below in relation to any Takeover Offer) are not subject to this provision of the Code.

9.

Take-Two reserves the right to elect, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer for the entire issued and to be issued ordinary share capital of Codemasters as an alternative to the Scheme. In such event, such Takeover Offer will be implemented on the same terms or, if Take-Two so decides (with the consent of the Panel), on such other terms being no less favourable, so far as applicable, than those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Acquisition including (without limitation and subject to the consent of the Panel) an acceptance condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as Take-Two may decide, subject to the Panel’s consent). Further, if sufficient acceptances of such Takeover Offer are received, it would be the intention of Take-Two to apply the provisions of section 979 of the Companies Act to acquire compulsorily any outstanding Codemasters Shares to which such Takeover Offer relates.

10.

The Acquisition, this Announcement and any rights or liabilities arising hereunder, the Scheme and the Forms of Proxy will be governed by English law and be subject to the exclusive jurisdiction of the English courts and to the Conditions and terms set out in this Announcement and in due course in the Scheme Document. The Acquisition will comply with the applicable rules and regulations of the FCA and the London Stock Exchange, the AIM Rules, the Panel and the Code.

11.	The Scheme shall lapse and shall not become Effective if:

(a)

insofar as the Acquisition constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the EUMR, the European Commission either initiating proceedings under Article 6(l)(c) of the EUMR or making a referral to the CMA under Article 4(4) or Article 9(1) of the EUMR and there is then a CMA Phase 2 Reference; or

(b)

insofar as the Acquisition does not constitute, or is not deemed to constitute, a concentration with an EU dimension within the scope of the EUMR, the Acquisition or any matter arising from or relating to it becoming subject to a CMA Phase 2 Reference, in each case, before the later of the Court Meeting and the Codemasters General Meeting.

12.

The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of, or are otherwise resident in, any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements.

13.

The Acquisition will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of, any Restricted Jurisdiction and the Acquisition will not be capable of acceptance by any such use, means, instrumentality or facility or from within, any Restricted Jurisdiction.

14.

Codemasters Shares which will be acquired pursuant to the Acquisition will be acquired with full title guarantee, fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them at the Effective Date, including (without limitation) voting rights and the right to receive and retain in full all dividends and other distributions (if any) announced, declared, paid or made or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the date of this Announcement and before the Effective Date.

15.

Fractions of New Take-Two Shares will not be issued to Codemasters Shareholders. Instead, Codemasters Shareholders who otherwise would have received a fraction of a New Take-Two Share will receive an additional amount in cash, rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average of the high and low sales prices of Take-Two Shares on NASDAQ on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date.

16.

The New Take-Two Shares to be issued pursuant to the Acquisition have not been and will not be registered under the relevant securities laws of Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the New Take-Two Shares has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, the New Take-Two Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly in or into Australia, Canada or Japan or any other jurisdiction if to do so would constitute a violation of relevant laws of, or require registration thereof in, such jurisdiction (except pursuant to an exemption, if available, from any applicable registration requirements or otherwise in compliance with all applicable laws).

17.

The New Take-Two Shares will be issued credited as fully paid and will rank pari passu in all respects with Take-Two Shares in issue at the time that the New Take-Two Shares are issued pursuant to the Acquisition, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling on or after the Effective Date. Application will be made to NASDAQ for the New Take-Two Shares to be listed on NASDAQ on completion of the Acquisition.

18.

If, on or after the date of this Announcement and before the Effective Date, any dividend and/or other distribution and/or other return of capital is announced, declared or paid in respect of the Codemasters Shares, Take-Two reserves the right (without prejudice to any right of Take-Two to invoke Condition 3.12(c)), to reduce the offer consideration for the Codemasters Shares by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid, in which case any reference in this Announcement or in the Scheme Document to the offer consideration for the Codemasters Shares will be deemed to be a reference to the offer consideration as so reduced. To the extent that any such dividend and/or other distribution and/or other return of capital is announced, declared or paid and it is: (i) transferred pursuant to the Acquisition on a basis which entitles Take-Two to receive the dividend or distribution and to retain it; or (ii) cancelled, the offer consideration will not be subject to change in accordance with this paragraph. Any exercise by Take-Two of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the terms of the Acquisition. For the further avoidance of doubt, any payments made in cash or by way of the delivery of shares on the vesting of awards calculated by reference to dividends accrued in respect of those underlying vested shares are not to be construed as a dividend, distribution or return of capital for these purposes.

19.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

1.	The value of the Acquisition on a fully diluted basis has been calculated on the basis of a fully diluted issued ordinary share capital of 156,398,598 Codemasters Shares, calculated as:

(a)	the total number of Codemasters Shares in issue of 152,411,266 as at the Latest Practicable Date; plus

(b)	the additional 3,536,287 Codemasters Shares that, as at the Latest Practicable Date, may be issued upon the exercise of outstanding options under the Codemasters Share Option Schemes; plus

(c)

the additional 451,045 Codemasters Shares that may be issued upon the exercise of options which are intended to be granted on or after the date of this Announcement pursuant to the Codemasters Share Option Schemes, and by multiplying the fully diluted issued ordinary share capital by the implied offer price calculated in accordance with paragraph 2 below.

2.

The implied offer price of 485 pence per Codemasters Share is calculated by multiplying the exchange ratio of 0.02834 New Take-Two Shares per Codemasters Share by the closing market price of Take-Two Shares of US$168.68 on 5 November 2020 (being the Pre-Announcement Date), converting the result into £ at a £:$ FX rate of 1.31, and then adding 120 pence, being the cash consideration per Codemasters Share.

3.

The implied offer price of 464 pence per Codemasters Share is calculated by multiplying the exchange ratio of 0.02834 New Take-Two Shares per Codemasters Share by the closing market price of Take-Two Shares of US$159.99 on 9 November 2020 (the Latest Practicable Date), converting the result into £ at a £:$ FX rate of US$1.32:£1, and then adding 120 pence, being the cash consideration per Codemasters Share.

4.	As of 9 November 2020, Take-Two has 137,530,796 shares of common stock, of which 22,420,273 are held in treasury.

5.	The value of the fully diluted share capital of Codemasters under the terms of the Offer is calculated:

(a)	by reference to the implied offer price per Codemasters Share; and

(b)	on the basis of the issued and to be issued share capital of Codemasters (as set out in paragraph 1 above).

6.	Codemasters’ net cash as of 31 March 2020 is equal to £23.2 million; Codemasters’ non-controlling interest as of 31 March 2020 are equal to £(0.6) million.

7.

Codemasters’ Enterprise Value at the implied offer price is calculated by the value of the fully diluted share capital under the terms of the Offer and the sum of the Codemasters’ net cash and non-controlling interest (as set out in paragraph 5 above).

8.	Codemasters’ adjusted EBITDA for the 12 months ending 31 March 2020 is equal to £18.2 million.

9.	Unless otherwise stated in this Announcement:

(a)

financial information relating to Codemasters is extracted (without material adjustment) from the audited consolidated financial statements of Codemasters for the Fiscal Year ending 31 March 2020, prepared in accordance with IFRS;

(b)	financial information relating to Take-Two is extracted (without material adjustment) from the form 10-K of Take-Two for the Fiscal Year ending 31 March 2020;

(c)	all prices for Codemasters Shares have been derived from the Daily Official List of the London Stock Exchange and represent Closing Prices on the relevant date(s);

(d)	all prices for Take-Two Shares have been derived from NASDAQ and represent Closing Prices on the relevant date(s).

10.	Volume-weighted average prices have been derived from S&P Capital IQ and have been rounded to the nearest one decimal place.

11.	Exchange rates have been derived from Refinitiv and have been rounded to the nearest second decimal places.

12.	Certain figures in this announcement have been subject to rounding adjustments.

APPENDIX III

IRREVOCABLE UNDERTAKINGS

Irrevocable Undertakings

The following holders, controllers or beneficial owners of Codemasters Shares, have given to Take-Two irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the Codemasters General Meeting (or, if (with the consent of the Panel) Take-Two exercises its right to implement the Acquisition by way of a Takeover Offer, to accept, or procure acceptances of, such Takeover Offer) in relation to the following Codemasters Shares:

Irrevocable undertakings from Codemasters Directors

Name	Number of Codemasters Shares	Percentage of Codemasters Shares
Frank Sagnier	3,246,750	2.13%
Rashid Varachia	1,469,500	0.96%
Ian Bell	1,898,000	1.25%

TOTAL	6,614,250	4.34%

These irrevocable undertakings will continue to be binding if a higher competing offer is made for Codemasters.

Each of the irrevocable undertakings described above will cease to be binding in the following circumstances:

(a)

Take-Two announces, with the consent of the Panel and before the Scheme Document is published, that it does not intend to proceed with the Acquisition and no new, revised or replacement scheme of arrangement (or takeover offer) is announced by Take-Two in accordance with Rule 2.7 of the Code at the same time; or

(b)	the Scheme (or Takeover Offer, as applicable) is withdrawn with the consent of Take-Two or lapses in accordance with its terms, excluding where:

(i)	the Scheme is withdrawn or lapses as a result of Take-Two exercising its right to implement the Acquisition by way of a Takeover Offer rather than a scheme of arrangement; or

(ii)

the lapse or withdrawal either (A) is not, in the case of a withdrawal, confirmed by Take-Two or (B) is followed within five Business Days by an announcement under Rule 2.7 of the Code by Take-Two (or a person acting in concert with it) to implement the Acquisition either by a new, revised or replacement scheme of arrangement or a Takeover Offer.

APPENDIX IV

CONFIRMATION BY THE TAKE-TWO DIRECTORS

On 5 November 2020, Take-Two announced its results for the three-month period ended 30 September 2020. As part of that announcement the following statement (the “Take-Two Statement”) regarding the outlook for the three-month period ending 31 December 2020 and the Fiscal Year ending 31 March 2021 was made:

“Take-Two is providing its initial outlook for its fiscal third quarter ending December 31, 2020 and increasing its outlook for the fiscal year ending March 31, 2021:

Third Quarter Ending December 31, 2020

•	US GAAP net revenue is expected to range from US$760 to US$810 million

•	US GAAP net income is expected to range from US$128 to US$140 million

•	US GAAP diluted net income per share is expected to range from US$1.10 to $1.21

•	Share count used to calculate both US GAAP and management reporting diluted net income per share is expected to be 115.9 million

•	Net Bookings (operational metric) are expected to range from US$675 to US$725 million

Take-Two is also providing selected data and its management reporting tax rate of 16 per cent., which are used internally by its management and the Take-Two Board to adjust the Take-Two’s US GAAP financial outlook in order to facilitate comparison of its operating performance between periods and to better understand its core business and future outlook.

Three Months Ending December 31, 2020
Financial Data
US$ in millions	US GAAP outlook (2)	Change in deferred net revenue and related cost of goods sold	Stock-based compensation	Amortization of acquired intangible assets
Net revenue	US$760 to US$810	(US$85)
Cost of goods sold	US$291 to US$317	US$46	(US$55)	(US$5)
Operating expenses	US$325 to US$335		(US$26)	(US$3)
Interest and other, net	(US$1)
Income before income taxes	US$145 to US$159	(US$131)	US$81	US$8

Fiscal Year Ending March 31, 2021

•	US GAAP net revenue is expected to range from US$3.05 to US$3.15 billion

•	US GAAP net income is expected to range from US$372 to US$403 million

•	US GAAP diluted net income per share is expected to range from US$3.22 to US$3.49

•	Share count used to calculate both US GAAP and management reporting diluted net income per share is expected to be 115.5 million

•	Net cash provided by operating activities is expected to be over US$690 million

•	Adjusted Unrestricted Operating Cash Flow (Non-GAAP) is expected to be over $650 million

•	Capital expenditures are expected to be approximately US$75 million

•	Net Bookings (operational metric) are expected to range from US$3.15 to US$3.25 billion.

Take-Two is also providing selected data and its management reporting tax rate of 16 per cent., which are used internally by its management and the Take-Two Board to adjust the Take-Two’s US GAAP financial outlook in order to facilitate comparison of its operating performance between periods and to better understand its core business and future outlook:

Twelve Months Ending March 31, 2021
Financial Data
US$ in millions	US GAAP outlook (2)	Change in deferred net revenue and related cost of goods sold	Loss on long-term investments	Stock- based compensation	Amortization of acquired intangible assets	Reorganisation & Acquisition
Net revenue	US$3.050 to US$3,150	US$100
Cost of goods sold	US$1,441 to US$1,487	US$12		(US$83)	(US$17)
Operating expenses	US$1,205 to US$1,225			(US$97)	(US$11)	(US$3)
Interest and other, net	(US$14)	US$3	(US$1)
Income before income taxes	US$418 to US$452	US$85	US$1	US$180	US$28	US$3

The Take-Two Statement is made again today in paragraph 8 of this announcement.

The Take-Two Statement was originally published before the start of an offer period in relation to the Acquisition, accordingly, under Note 2(a) to Rule 28.1 of the City Code on Takeovers and Mergers the requirements of Rule 28.1(c) apply in relation to the Take-Two Statement.

The Take-Two Directors confirm that the Take-Two Statement remains valid and confirm that the Take-Two Statement has been properly compiled on the basis of the assumptions stated below and that the basis of accounting used is consistent with Take-Two’s accounting policies.

Assumptions

The Take-Two Statement was prepared on the basis of the following assumptions, any of which could turn out to be incorrect and therefore affect the validity of the Take-Two Statement:

Factors within the influence and control of the Take-Two Directors

•	There is no material change in the operational strategy of Take-Two from the date of this Announcement.

•	There will be no further acquisitions or disposals that will have a material impact on Take-Two’s results beyond those already announced prior to 5 November 2020.

•	There is no material change to the anticipated schedule for the launch of new interactive products and games since 5 November 2020.

•	There are no material strategic investments over and above those currently planned, including the hiring of additional employees.

•	There will be no change in the costs of supply over and above those currently planned and no changes in agreements with customers.

•	The Take-Two Statement does not include any impact on Take-Two of the Acquisition.

•	Take-Two’s current accounting policies will be consistently applied until at least the end of Take-Two’s current Fiscal Year ending on 31 March 2021.

Factors outside the influence or control of the Take-Two Directors

•	There will be no material macroeconomic change in the principal markets and regions in which Take-Two operates.

•

Other than as already assessed by Take-Two, there will be no material impact from COVID-19, or associated government regulations and restrictions, on Take-Two’s customers, its suppliers and consumer spending on its interactive products, which will have a significant impact on Take-Two’s financial results.

•	There will be no material adverse events that will have a significant impact on Take-Two’s financial results.

•

There will be no material impact from the launch of next generation hardware for interactive products and games, which will have an impact on customer demand and acceptance and supply of Take-Two’s interactive products, which will have a significant impact on Take-Two’s financial results.

•

There will be no changes in interest rates, bases of taxation, regulatory environment or legislation that have a material impact on Take-Two, including in relation to operations or accounting policies.

•	There will be no material changes in customer demand for Take-Two’s interactive entertainment products or the competitive environment in which Take-Two operates.

•	There will be no business disruptions, in particular server capacity or Internet bandwidth, that materially affect Take-Two or its partners.

•	There will be no significant and sustained weakening or strengthening of the US dollar against the currencies of the major territories in which Take-Two operates.

Other important factors and information are contained in Take-Two’s most recent annual report on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s most recent Quarterly Report on Form 10-Q, and Take-Two’s other periodic filings with the SEC as filed with the SEC and available at https://www.take2games.com/.

APPENDIX V

DEFINITIONS

The following definitions apply throughout this Announcement unless the context otherwise requires:

“£”	pounds sterling, the lawful currency for the time being of the UK and references to “pence” and “p” shall be construed accordingly;

“$”	United States dollar, the lawful currency for the time being of the US and references to “cents” shall be construed accordingly;

“Acquisition”	the proposed acquisition by Take-Two of the entire issued and to be issued ordinary share capital of Codemasters, to be effected by the Scheme as described in this Announcement (or by a Takeover Offer under certain circumstances described in this Announcement), and, where the context permits, any subsequent revision, variation, extension or renewal thereof;

“adjusted EBITDA”	a non-GAAP measure used by the Codemasters Group, which is defined as profit before finance costs on borrowings (restricted to represent cash basis), tax, capitalisation, depreciation, amortisation, non-recurring items, share based payment and which takes into account the phasing of milestone payments received from publishers;

“AIM”	AIM, the market of that name operated by the London Stock Exchange;

“AIM Rules”	the ‘AIM Rules for Companies’ published by the London Stock Exchange, as amended from time to time;

“Announcement”	this announcement made in accordance with and pursuant to Rule 2.7 of the Code;

“Business Day”	any day (excluding any Saturday or Sunday or public or bank holiday) on which banks are open for business in London and New York;

“Cash Consideration”	the cash consideration payable to Scheme Shareholders in connection with the Acquisition, being 120 pence per Codemasters Share;

“Closing Price”	the closing middle market quotation for a Codemasters Share as derived from the Daily Official List on that day;

“CMA”	the UK Competition and Markets Authority;

“CMA Merger Investigation”	an investigation by the CMA (on its own initiative or following the submission of a merger notice) to decide whether to make a CMA Phase 2 Reference;

“CMA Phase 2 Reference”	a reference of the Acquisition to the chair of the CMA under section 33 of the Enterprise Act 2002 for the constitution of a group under schedule 4 to the Enterprise and Regulatory Reform Act 2013;

“Code”	the City Code on Takeovers and Mergers;

“Codemasters”	Codemasters Group Holdings plc;

“Codemasters Directors” or “Codemasters Board”	the directors of Codemasters as at the date of this Announcement or, where the context so requires, the directors of Codemasters from time to time;

“Codemasters ESOP”	the Codemasters Employee Share Option Plan;

“Codemasters General Meeting”	the general meeting of Codemasters (including any adjournment, postponement or reconvention of it) to be convened for the purposes of considering, and if thought fit approving, inter alia, the shareholder resolutions necessary for Codemasters to implement the Acquisition, notice of which shall be contained in the Scheme Document;

“Codemasters Group”	Codemasters and its subsidiaries and subsidiary undertakings from time to time;

“Codemasters LTIP”	the Codemasters Long Term Incentive Plan;

“Codemasters NED Plan”	the Codemasters Non-Executive Director Plan;

“Codemasters Remuneration Committee”	the remuneration committee of the Codemasters Board;

“Codemasters Shareholders”	holders of Codemasters Shares from time to time;

“Codemasters Share Option Schemes”	the Codemasters ESOP, the Codemasters LTIP and the Codemasters NED Plan and the option in respect of 210,000 Codemasters Shares to be granted to Lisa Thomas;

“Codemasters Shares”	ordinary shares of 1 pence each in the capital of Codemasters and any further such ordinary shares which are unconditionally allotted or issued and fully paid under the Codemasters Share Option Schemes prior to the Scheme Record Time but excluding in both cases any such shares held or which become held in treasury;

“Companies Act”	the Companies Act 2006, as amended from time to time;

“Conditions”	the conditions to the implementation of the Acquisition as set out in Appendix 1 to this Announcement and to be set out in the Scheme Document and “Condition” means such one or more of them as the context may require;

“Confidentiality Agreement”	the confidentiality agreement between Codemasters and Take-Two dated 25 August 2020;

“Court”	the High Court of Justice of England and Wales;

“Court Meeting”	the meeting of the Codemasters Shareholders to be convened pursuant to an order of the Court under the Part 26 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment thereof, notice of which is to be contained in the Scheme Document;

“Court Sanction Hearing”	the hearing of the Court to sanction the Scheme under section 899 of the Companies Act and, if such hearing is adjourned, reference to commencement of any such hearing shall mean the commencement of the final adjournment thereof;

“CREST”	the relevant system (as defined in the Regulations) in respect of which Euroclear is the Operator (as defined in the Regulations);

“Cut-Off Date”	9 November 2020;

“Daily Official List”	the daily official list of the London Stock Exchange;

“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer;

“Disclosed”	the information which has been fairly disclosed by or on behalf of Codemasters in (i) the information made available to Take-Two (or advisers to Take-Two) in the data room operated by Intralinks and established by Codemasters for the purposes of the Acquisition prior to 5.30pm on the Cut-Off Date; (ii) this Announcement; (iii) in the annual report and accounts of Codemasters for the financial year ended 31 March 2020; (iv) the admission document dated 29 May 2018; (v) in writing by or on behalf of Codemasters to Take-Two (or advisers to Take-Two) whether in the Excel document entitled “Project Silverstone Diligence Tracker” dated 5 November 2020 or otherwise; or (vi) any other announcement to a Regulatory Information Service by, or on behalf of, Codemasters in accordance with the Market Abuse Regulation, the AIM Rules or the DTRs before the date of this Announcement, in each case in sufficient detail so as to enable a reasonable purchaser to make an informed investment decision;

“DTRs”	the Disclosure Guidance and Transparency Rules made by the FCA under in exercise of its function as competent authority pursuant to Part VI of the FSMA and contained in the FCA’s publication of the same name (as amended from time to time);

“Effective”	in the context of the Acquisition: (i) if the Acquisition is implemented by way of the Scheme, means the Scheme having become effective pursuant to its terms; or (ii) if the Acquisition is implemented by way of a Takeover Offer, means the Takeover Offer having been declared or become unconditional in all respects in accordance with the requirements of the Code;

“Effective Date”	the date upon which the Acquisition becomes Effective;

“Enlarged Group”	the combined Codemasters Group and Take-Two Group following completion of the Acquisition;

“EUMR”	the EU Merger Regulation (No 139/2004);

“Euroclear”	Euroclear UK & Ireland Limited (formerly known as CRESTCo Limited);

“Excluded Jurisdictions”	Canada, Australia, Japan, the Republic of South Africa, New Zealand, Israel, Norway and Switzerland;

“FCA”	the Financial Conduct Authority or its successor from time to time;

“Forms of Proxy”	either or both (as the context demands) of the form of proxy in relation to the Court Meeting and the form of proxy in relation to the Codemasters General Meeting;

“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time;

“fx rate”	foreign exchange rate;

“GAAP”	Generally Accepted Accounting Principles;

“Governmental Entities”	any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, arbitrator or arbitrator panel, regulatory or administrative agency or commission, or other authority thereof, or any regulatory or quasi-regulatory organisation or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;

“GWB”	shall have the meaning give in paragraph 3.4 of Part A of Appendix I;

“H1”	first half of the relevant Fiscal Year;

“International Securities Identification Number” or “ISIN”	a code that uniquely identified a specific securities issues, commonly referred to by its abbreviation ‘ISIN’;

“Latest Practicable Date”	9 November 2020 (being the last Business Day prior to the date of this announcement);

“London Stock Exchange”	London Stock Exchange plc;

“Long Stop Date”	30 April 2021 or such later date or time as Take-Two and Codemasters agree (with the Panel’s consent and as the Court may approve (if such approval(s) are required));

“Market Abuse Regulation” or “MAR”	the EU Market Abuse Regulation (2014/596/EU);

“Meetings”	the Codemasters General Meeting and the Court Meeting;

“NASDAQ”	NASDAQ Global Select Market;

“New Take-Two Shares”	new Take-Two Shares proposed to be issued to Scheme Shareholders pursuant to the Scheme;

“Offer Document”	should the Acquisition be implemented by means of a Takeover Offer, the document to be sent to Codemasters Shareholders containing the full terms and conditions of such Takeover Offer;

“Offer Period”	the offer period (as defined in the Code) relating to Codemasters, which commenced on 6 November 2020 and ends on the Effective Date or the date on which the Acquisition lapses or is withdrawn (or such other date as the Panel may decide);

“Offer Price”	120 pence and 0.02834 New Take-Two Shares per Codemasters Share;

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Code;

“Overseas Shareholders”	Codemasters Shareholders (or nominees of, or custodians or trustees for, such Codemasters Shareholders) not resident in, or nationals or citizens of the United Kingdom;

“Panel”	the Panel on Takeovers and Mergers;

“Panel’s Market Surveillance Unit”	the market surveillance unit set up by the Panel for the purpose of ensuring that disclosure requirements are properly observed and to enable the Panel to reach informed judgements in respect of other market related rules;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“Regulatory Information Service” or “RIS”	a primary information provider which has been approved by the FCA to disseminate regulated information;

“Restricted Jurisdiction”	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if the Acquisition is extended or made available in that jurisdiction or if information concerning the Acquisition is sent or made available to Codemasters Shareholders in that jurisdiction, including, without limitation, the Excluded Jurisdictions;

“Scheme”	the proposed scheme of arrangement under Part 26 of the Companies Act between Codemasters and the Codemasters Shareholders to implement the Acquisition, with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court (where applicable) and agreed by Codemasters and Take-Two;

“Scheme Court Order”	the order of the court sanctioning the Scheme under section 899 of the Companies Act;

“Scheme Document”	the document to be dispatched to (among others) Codemasters Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme, containing the explanatory statement required by section 897 of the Companies Act and the notices convening the Court Meeting and the Codemasters General Meeting;

“Scheme Record Time”	the date and time to be specified in the Scheme Document, expected to be 6:00pm on the Business Day immediately before the Effective Date;

“Scheme Shareholder”	a holder of Scheme Shares;

“Scheme Shares”

the Codemasters Shares:

(a) in issue at the date of the Scheme Document;

(b) (if any) issued after the date of the Scheme Document but before the Voting Record Time; and

(c) (if any) issued after the Voting Record Time and before the Scheme Record Time either on terms that the original holder or any subsequent holders shall be, or shall have agreed in writing to be, bound by the Scheme, but excluding any Codemasters Shares registered in the name of, or beneficially owned by, Take-Two, any member of the Take-Two Group or their respective nominee(s);

“SEC”	the US Securities and Exchange Commission or any successor agency thereto;

“Significant Interest”	in relation to an undertaking, a direct or indirect interest in twenty per cent. or more of (i) the total voting rights conferred by the equity share capital (as defined in section 548 of the of the Companies Act) of such undertaking or (ii) the relevant partnership interest;

“Take-Two”	Take-Two Interactive Software, Inc.;

“Take-Two Directors” or “Take-Two Board”	the directors of Take-Two as at the date of this Announcement or, where the context so requires, the directors of Take-Two from time to time;

“Take-Two Group”	Take-Two and its subsidiaries and subsidiary undertakings from time to time;

“Take-Two RSUs”	restricted stock units granted with respect to Take-Two Shares;

“Take-Two Statement”	has the meaning given in Appendix IV;

“Takeover Offer”	if (subject to the consent of the Panel and the terms of this Announcement) the Acquisition is effected by way of a takeover offer as defined in Part 28 of the Companies Act, the offer to be made by or on behalf of Take-Two to acquire the issued and to be issued ordinary share capital of Codemasters on the terms and subject to the conditions to be set out in the related Offer Document;

“Third Party”	has the meaning given in paragraph 3.7 of Part A of Appendix I;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“US” or “United States”	the United States of America its territories and possessions, any state of the United States of America, the District of Columbia and all other territories subject to its jurisdiction;

“Voting Record Time”	6.00 p.m. on the day which is two days before the date of the Court Meeting or any adjournment of it (as the case may be), in each case excluding any day that is not a Business Day;

“Wider Codemasters Group”	Codemasters and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which Codemasters and all such undertakings (aggregating their interests) have a Significant Interest; and

“Wider Take-Two Group”	Take-Two and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which Take-Two and/or such undertakings (aggregating their interests) have a Significant Interest.

For the purposes of this Announcement, “subsidiary”, “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act, “associated undertaking” has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(l)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose.

All references to time in this Announcement are to time in London, England, unless otherwise stated.

END

Exhibit 2.2

EXECUTION VERSION

10th November 2020

TAKE-TWO INTERACTIVE SOFTWARE, INC.

CODEMASTERS GROUP HOLDINGS PLC

CO-OPERATION AGREEMENT

CityPoint, 1 Ropemaker Street

London, EC2Y 9AW

i

THIS AGREEMENT is made on 10 November 2020

BETWEEN:

(1)

TAKE-TWO INTERACTIVE SOFTWARE, INC., a Delaware corporation incorporated and registered in the State of Delaware, USA with company number 2353224 whose registered office is at 251 Little Falls Drive, Wilmington, Delaware, 19808 USA (“Take-Two”); and

(2)

CODEMASTERS GROUP HOLDINGS PLC, a public limited company incorporated and registered in England and Wales with company number 06123106 whose registered office is at Codemasters Campus, Stoneythorpe, Southam, Warwickshire, CV47 2DL, England (“Codemasters”),

each a “party” and, together, the “parties”.

WHEREAS:

(A)

Take-Two proposes to announce immediately following execution of this Agreement a firm intention to make a recommended acquisition of the entire issued and to be issued share capital of Codemasters pursuant to Rule 2.7 of the Code.

(B)	The Acquisition will be made on the terms and subject to the conditions set out in the Announcement and this Agreement.

(C)

The parties intend that the Acquisition will be implemented by way of the Scheme, although Take-Two reserves the right, subject to the terms of this Agreement and the Announcement, to implement the Acquisition by way of the Takeover Offer.

(D)	The parties are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Acquisition (whether by way of the Scheme or the Takeover Offer).

IT IS AGREED as follows:

1.	Definitions and interpretation

1.1

In this Agreement (including the recitals but excluding Schedule 1), the terms and expressions listed in this clause 1.1 shall have the meanings set out in this clause 1.1. Terms and expressions used in Schedule 1 (Form of Announcement) shall have the meanings given to them in Schedule 1.

“Acceptance Condition” means the acceptance condition to any Takeover Offer;

“Acquisition” means the proposed direct or indirect acquisition of the entire issued and to be issued share capital of Codemasters by Take-Two, to be effected by way of: (i) the Scheme; or (ii) the Takeover Offer (as the case may be);

“Acquisition Document” means (i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Takeover Offer is (or is to be) implemented, the Offer Document;

“Agreed Switch” has the meaning given in clause 6.1(a);

“AIM Rules” means the ‘AIM Rules for Companies’ as published by the London Stock Exchange from time to time;

“Announcement” means the announcement detailing the terms and conditions of the Acquisition to be made pursuant to Rule 2.7 of the Code, in substantially the form set out in Schedule 1 (Form of Announcement);

“Business Day” means any day (excluding any Saturday or Sunday or public or bank holiday) on which banks are open for business in London and New York;

“Clearances” means any approvals, consents, clearances, determinations, permissions, confirmations, comfort letters and waivers that may need to be obtained, all applications and filings that may need to be made and all waiting periods that may need to have expired, from or under any Law or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and/or expedient to satisfy one or more of the Regulatory Conditions; and any reference to any Clearance having been “satisfied” shall be construed as meaning that the foregoing has been obtained, or where relevant, made or expired;

“CMA” means the UK Competition and Markets Authority;

“Code” means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel;

“Codemasters Board” means the board of directors of Codemasters from time to time;

“Codemasters Board Adverse Recommendation Change” means:

(a)

if Codemasters makes an announcement prior to the publication of the Acquisition Document(s) that: (i) the Codemasters Directors no longer intend to make the Codemasters Board Recommendation or intend adversely to modify or qualify such recommendation; (ii) it will not convene the Court Meeting or the Codemasters General Meeting; or (iii) it intends not to post the Scheme Document or (if different) the document convening the Codemasters General Meeting;

(b)

if Codemasters makes an announcement that it will delay the convening of, or will adjourn, the Court Meeting, the Codemasters General Meeting or the Court Hearing, in each case without the consent of Take-Two, except where such delay or adjournment is solely caused by logistical or practical reasons beyond Codemasters’ reasonable control;

(c)	the Codemasters Board Recommendation is not included in the Acquisition Document(s);

(d)	the Codemasters Directors withdraw, adversely modify or adversely qualify the Codemasters Board Recommendation;

(e)

if the Codemasters Directors announce the entry into by the Codemasters Group of any transaction which would constitute (i) a reverse takeover of Codemasters (as defined in the Code); or a significant transaction for, or a reverse takeover of, Codemasters (each as defined in the AIM Rules); or

(f)

if, after the approval of the Codemasters Resolutions, the Codemasters Directors announce that they will not implement the Scheme (other than: (i) in connection with an announcement of an offer or revised offer by Take-Two for Codemasters, or (ii) because a Clearance has failed, or become impossible, to be satisfied);

“Codemasters Board Recommendation” means a unanimous and unqualified recommendation from the Codemasters Directors to Codemasters Shareholders in respect of the Acquisition: (i) to vote in favour of the Scheme at the Court Meeting and in favour of the Codemasters Resolutions; or (ii) if Take-Two elects to implement the Acquisition by means of a Takeover Offer in accordance with the terms of this Agreement, to accept the Takeover Offer;

“Codemasters Directors” means the directors of Codemasters from time to time;

“Codemasters ESOP” means the Codemasters Employee Share Option Plan;

“Codemasters General Meeting” means the general meeting of Codemasters (including any adjournment, postponement or reconvention of it) to be convened for the purposes of considering, and if thought fit approving, the shareholder resolutions necessary for Codemasters to implement the Acquisition, notice of which shall be contained in the Scheme Document;

“Codemasters Group” means Codemasters and its subsidiaries and subsidiary undertakings from time to time;

“Codemasters LTIP” means the Codemasters Long Term Incentive Plan;

“Codemasters NED Plan” means the Codemasters Non-Executive Director Plan;

“Codemasters Remuneration Committee” means the remuneration committee of the Codemasters Board;

“Codemasters Representative” has meaning given to it in clause 12.4;

“Codemasters Resolutions” means such shareholder resolutions of Codemasters as are necessary to approve, implement and effect the Scheme and the Acquisition and changes to Codemasters’ articles of association;

“Codemasters Share Option Schemes” means the Codemasters ESOP, the Codemasters LTIP, the New Codemasters NED Award and the Codemasters NED Plan;

“Codemasters Shareholders” means holders of Codemasters Shares from time to time;

“Codemasters Shares” means the ordinary shares of £0.01 each in the capital of Codemasters;

“Companies Act” means the Companies Act 2006;

“Competing Proposal” means:

(a)

an offer (including a partial offer for 30% or more of the issued or to be issued ordinary share capital of Codemasters, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued or to be issued ordinary share capital of Codemasters (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Codemasters;

(b)

the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 30 per cent. or more) of the business, assets and/or undertakings of the Codemasters Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)

a demerger and/or liquidation involving all or a significant portion (being 30 per cent. or more) of the Codemasters Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)

any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, be an alternative to, or inconsistent with, the implementation of the Acquisition,

in each case which is not effected by Take-Two (or a person acting in concert with Take-Two) or at Take-Two’s direction or with Take-Two’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

“Competition Law” means Chapters I and II of the Competition Act 1998, Section 188 of the Enterprise Act 2002, Articles 101 and 102 of the Treaty on the Functioning of the European Union, and any other Law relating to competition and antitrust;

“Conditions” means:

(a)

for so long as the Acquisition is being implemented by means of the Scheme, the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix I to the Announcement and to be set out in the Acquisition Document (including the Regulatory Conditions), as may be amended by Take-Two with the consent of the Panel (and, for so long as the Scheme is subject to a unanimous and unqualified recommendation from the board of directors of Codemasters, with the consent of Codemasters); and

(b)

for so long as the Acquisition is being implemented by means of a Takeover Offer, the conditions referred to in (a) above, as amended by replacing the Scheme Conditions with the Acceptance Condition and as may be further amended by Take-Two with the consent of the Panel (and in the case of an Agreed Switch, and for so long as the Offer is subject to a unanimous and unqualified recommendation from the board of directors of Codemasters, with the consent of Codemasters), and “Condition” shall be construed accordingly;

“Confidentiality Agreement” means the confidentiality agreement between Codemasters and Take-Two in relation to the Acquisition dated 25 August 2020;

“Court” means the High Court of Justice of England and Wales;

“Court Hearing” means the hearing of the Court to sanction the Scheme under section 899 of the Companies Act and, if such hearing is adjourned, reference to commencement of any such hearing shall mean the commencement of the final adjournment thereof;

“Court Meeting” means meeting of the Codemasters Shareholders to be convened pursuant to an order of the Court under the Part 26 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment thereof, notice of which is to be contained in the Scheme Document;

“Court Order” means the order(s) of the Court sanctioning the Scheme under section 899 of the Companies Act;

“Court Sanction” means the granting of the Court Order at the Court Hearing;

“Effective” means in the context of the Acquisition: (i) if the Acquisition is implemented by way of the Scheme, means the Scheme having become effective pursuant to its terms; or (ii) if the Acquisition is implemented by way of a Takeover Offer, means the Takeover Offer having been declared or become unconditional in all respects in accordance with the requirements of the Code;

“Effective Date” means the date upon which the Acquisition becomes Effective;

“FCA” means the Financial Conduct Authority or its successor from time to time;

“Law” means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Relevant Authority, or any judicial or administrative interpretation thereof;

“London Stock Exchange” means London Stock Exchange plc;

“Long Stop Date” means 30 April 2021 or such later date or time as Take-Two and Codemasters agree (with the Panel’s consent and as the Court may approve (if such approval(s) are required));

“Offer Document” means should the Acquisition be implemented by means of a Takeover Offer, the document to be sent to (amongst others) Codemasters Shareholders containing, among other things, the full terms and conditions of such Takeover Offer;

“Offer Price” has the meaning given to it in the Announcement;

“Panel” means the UK Panel on Takeovers and Mergers;

“Regulatory Conditions” means the conditions set out in paragraphs 3.3 to 3.5 (inclusive) of Part A of Appendix I to the Announcement;

“Regulatory Information Service” means a primary information provider which has been approved by the FCA to disseminate regulated information;

“Relevant Authority” means any central bank, ministry, governmental, quasi-governmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction, including, for the avoidance of doubt, the Panel, the CMA, the German Bundeskartellamt or the Austrian Bundeswettbewerbsbehörde;

“Scheme” means the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Codemasters and the Codemasters Shareholders to implement the Acquisition, with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court (where applicable) and agreed by Codemasters and Take-Two;

“Scheme Conditions” means the conditions referred to in paragraphs 1 and 2 of Part A of Appendix I to the Announcement;

“Scheme Document” means the document to be despatched to (among others) Codemasters Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme, containing the explanatory statement required by section 897 of the Companies Act and the notices convening the Court Meeting and the Codemasters General Meeting;

“Scheme Record Time” means the time and date specified as such in the Scheme Document, expected to be 6.00 p.m. on the Business Day immediately preceding the Effective Date or such other time as Codemasters and Take-Two may agree;

“Scheme Shareholders” means the holders of Scheme Shares;

“Scheme Shares” has the meaning given in the Announcement;

“Securities Act” means the US Securities Act of 1933, as amended;

“Significant Interest” means in relation to an undertaking, a direct or indirect interest in twenty (20) per cent. or more of (i) the total voting rights conferred by the equity share capital (as defined in section 548 of the of the Companies Act) of such undertaking or (ii) the relevant partnership interest;

“Switch” has the meaning given in clause 6.1;

“Takeover Offer” means if (subject to the consent of the Panel and the terms of the Announcement) the Acquisition is effected by way of a takeover offer as defined in Part 28 of the Companies Act, the offer to be made by or on behalf of Take-Two to acquire the issued and to be issued ordinary share capital of Codemasters on the terms and subject to the conditions to be set out in the related Offer Document;

“Take-Two Directors” means the directors of Take-Two from time to time;

“Take-Two RSU Plan” means the Amended and Restated Take-Two Interactive Software, Inc. 2017 Stock Incentive Plan;

“Wider Take-Two Group” means Take-Two and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which Take-Two and/or such undertakings (aggregating their interests) have a Significant Interest; and

“Working Hours” means 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)	the expressions “subsidiary” and “subsidiary undertaking” have the meanings given in the Companies Act;

(b)	the expressions “acting in concert” and “concert parties” shall be construed in accordance with the Code;

(c)	“interest” in shares or securities shall be construed in accordance with the Code;

(d)

a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(e)

references to a “person” include any individual, an individual’s executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);

(f)	references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement unless stated otherwise;

(g)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(h)	references to time are to London time;

(i)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(j)

references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(k)	references to “£”, “GBP”, “pounds sterling”, “Sterling”, “pence” and “p” are references to the lawful currency from time to time of the United Kingdom;

(l)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(m)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time; and

(n)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement and the terms of the Acquisition

2.1

The obligations of the parties under this Agreement, other than clause 1, this clause 2.1 and clauses 11 to 19 (inclusive) and 21 to 26 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 8:00 a.m. on the date of this Agreement or such later time and date as the parties may agree (and, where required by the Code, the Panel may approve). Clause 1, this clause 2.1 and clauses 11 to 19 (inclusive) and 21 to 26 (inclusive) shall take effect on and from execution of this Agreement.

2.2

The terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be permitted by this Agreement or otherwise agreed by the parties in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the absolute discretion of Take-Two) and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of publication of the Acquisition Document shall be set out in the Acquisition Document. If Take-Two elects to implement the Transaction by way of an Offer in accordance with clause 6, the terms of the Acquisition shall be set out in the announcement of the switch to a Takeover Offer and in the Offer Document.

3.	Regulatory clearances

3.1	Take-Two shall be responsible for satisfying all Clearances and Regulatory Conditions and shall use reasonable endeavours to do so.

3.2	Except where otherwise required by Law or a Relevant Authority:

(a)

Take-Two shall consult with Codemasters, in good faith and on a timely basis, and reasonably take into account in good faith the views of Codemasters with respect to the relevant Clearances in order to determine and seek to agree the strategy for satisfying such Clearances, including the strategy for contacting and corresponding with any relevant Regulatory Authority in relation to such Clearances (including preparing and submitting all filings, notifications, and/or submissions that are necessary or expedient for the purposes of satisfying the Clearances and Regulatory Conditions as promptly as is reasonably practicable);

(b)

Take-Two shall contact and correspond with the Relevant Authorities in relation to the relevant Clearances including preparing and submitting to any Relevant Authority any filing, notification or submission that is necessary or expedient for the purposes of satisfying the Clearances and Regulatory Conditions as promptly as is reasonably practicable and in any event with sufficient time before any applicable deadline or due date (such acts to be done after prior consultation with Codemasters, unless any such contact or correspondence relates to purely administrative matters) and, without prejudice to the generality of the foregoing but subject to Codemasters complying with its obligations under clauses 3.3 and 3.5, by no later than 11:59 p.m. on 25 November 2020 Take-Two shall submit by electronic and/or paper copy (as may be required):

(i)

a final merger filing to the Austrian Bundeswettbewerbsbehörde, prepared in accordance with the guidance issued by the Relevant Authority from time to time, so as to enable it to assess the Acquisition in the context of the applicable national merger control regime;

(ii)

a final merger filing to the German Bundeskartellamt prepared in accordance with the guidance issued by the Relevant Authority from time to time, so as to request it to grant clearance of the Acquisition in the context of the applicable national merger control regime, and to enable it to undertake such an assessment; and

(iii)

a final form briefing note to the CMA prepared in accordance with the guidance issued by the Relevant Authority from time to time, explaining why Take-Two does not propose to submit a merger notice to the CMA in the context of the applicable national merger control regime; and

(c)	Take-Two shall be responsible for the payment of all filing and/or administrative fees payable to any Relevant Authorities in connection with the Clearances and the Regulatory Conditions.

3.3	Each party shall:

(a)	provide the other, in a timely manner, such information and assistance as may be reasonably required and requested for:

(i)

Take-Two to determine, in consultation with Codemasters, in which jurisdictions any filing, notification or submission to a Relevant Authority is necessary or expedient for the purposes of satisfying the Clearances;

(ii)

any filings, notifications or submissions to be made to any Relevant Authorities as are necessary or expedient for the purposes of satisfying the Clearances, taking into account all applicable waiting periods; and

(iii)

ensure that all information necessary for the making of (or responding to any requests for further information consequent upon) any such filings, notifications or submissions (including draft versions necessary for the purpose of obtaining the Clearances), and that is in the possession of, or reasonably obtainable by the parties (including from third parties through the exercise of contractual rights)) is supplied accurately and as promptly as reasonably practicable;

save that any information provided by either party pursuant to this clause 3.3 may be redacted as may be reasonably required to address legal privilege or confidentiality concerns or to comply with applicable Competition Law or to protect commercially or competitively sensitive information and/or may be provided on an external counsel only basis.

3.4	For the purposes of clause 3.3 the parties acknowledge that the provision of information may nonetheless be prevented by obligations of confidentiality owed to third parties or by Law.

3.5

Except where prohibited by Law or a Regulatory Authority, and, without prejudice to clause 3.3, each party shall work cooperatively and reasonably with the other party and its advisers to satisfy the Clearances and Regulatory Conditions, and each party shall :

(a)

provide in a timely manner such cooperation as is reasonably required and requested by the other in connection with the preparation of all such filings, notifications or submissions referred to in clause 3.2(b) and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances, taking into account all applicable waiting periods;

(b)

provide, or procure the provision of, draft copies of all notifications, filings, submissions, material correspondence and material communications (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications) intended to be sent or communicated to any Relevant Authority in relation to satisfying any Clearances to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, notifications, submissions, material correspondence and material communications before they are submitted, sent or made and each party shall provide the other party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications);

(c)

have regard in good faith to comments made in a timely manner by the other party on draft copies of filings, notifications, submissions, material correspondence and material communications provided pursuant to clause 3.5(b);

(d)

notify the other party, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner of any material correspondence or material communication from any Relevant Authority in relation to obtaining any Clearance;

(e)

keep the other party reasonably informed as to the progress of any filing, notification or submission submitted any Relevant Authority and allow the other party and its advisers: (i) to attend all meetings or material calls with any Relevant Authority or other persons or bodies (unless prohibited by the Relevant Authority, Law or other person or body) relating to satisfying any Clearance; and (ii) to make reasonable oral submissions at such meetings or calls; and

(f)

where reasonably requested by the other party, and insofar as permitted by the Relevant Authority, make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the satisfying of any Clearances.

3.6	Each party undertakes to inform the other party as promptly as is reasonably practicable of:

(a)	any developments which are material or potentially material to the satisfaction of any Clearance; and

(b)	the satisfaction of the Regulatory Conditions.

3.7	Subject to clause 3.2, each party undertakes not to:

(a)	submit or withdraw a filing notification or submission made to any Relevant Authority whose consent is not required for the Acquisition to complete or

(b)	submit or withdraw a filing, notification or submission made to any Relevant Authority whose consent is required for the Acquisition to complete,

in each case without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

3.8	Take-Two undertakes to Codemasters that until the Regulatory Conditions are satisfied:

(a)

it shall not enter into an agreement for, or consummate, any acquisition or other transaction or take any action which would, or would be reasonably likely to, have the effect of preventing or materially delaying satisfaction of the Clearances and the Regulatory Conditions or completion of the Acquisition at the earliest practicable date; and

(b)	it shall, in each case to the extent permitted by applicable law, regulation and any applicable obligations of confidentiality, inform Codemasters promptly in the event that it becomes aware of any member of the Wider Take-Two Group entering into an agreement for, or consummating, any acquisition or other transaction or taking any action which would, or would reasonably be expected to, have the effect of preventing or materially delaying satisfaction of the Clearances and the Regulatory Conditions or completion of the Acquisition at the earliest practicable date.

4.	Scheme Document

4.1	Take-Two agrees:

(a)

promptly to provide Codemasters all such information about itself, its directors, its concert parties and the Wider Take-Two Group as may reasonably be requested and which is required by Codemasters (having regard to the Code and other Law) for inclusion in the Scheme Document (including any information required under the Code or other Law);

(b)

promptly to provide Codemasters with all such other assistance and access as may reasonably be required in connection with the preparation of the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme, including access to, and ensuring the provision of reasonable assistance by, Take-Two’s relevant professional advisers; and

(c)

to procure that the Take-Two Directors accept responsibility, in the terms required by the Code, for all the information (including any expressions of opinion) in the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme relating to themselves (and their close relatives (as defined in the Code), related trusts and persons connected with them), the Wider Take-Two Group, their concert parties, the financing of the Acquisition, information on Take-Two’s future plans for the Codemasters Group, its management and employees, any statements of opinion, belief, intention or expectation of the Take-Two Directors in relation to the Acquisition following the Effective Date and any other information in the Scheme Document for which an offeror is required to accept responsibility under the Code.

4.2

For as long as the Acquisition is being implemented by way of a Scheme, Take-Two shall cause all New Take-Two Shares which are issued to Codemasters Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act.

5.	Implementation of the Acquisition

5.1	Where the Acquisition is being implemented by way of the Scheme:

(a)	Take-Two undertakes that, by no later than 11:59 p.m. on the Business Day immediately preceding the Court Hearing, it shall deliver a notice in writing to Codemasters either:

(i)	confirming the satisfaction or waiver of all Conditions (other than the Scheme Conditions); or

(ii)

confirming Take-Two’s intention to invoke one or more Conditions (if permitted by the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Take-Two reasonably considers entitle it to invoke such Condition(s) and the reasons why Take-Two considers such event or circumstance to be sufficiently material for the Panel to permit it to invoke such Condition(s);

(b)

where Take-Two confirms the satisfaction or waiver of all Conditions (other than the Scheme Condition) in accordance with clause 5.1(a)(i), Take-Two agrees that Codemasters shall be permitted to take the necessary steps to procure that the Court Hearing is duly held as soon as reasonably practicable thereafter (having regard to the proposed timetable agreed between the parties and included in the Scheme Document or in any subsequent agreed announcement regarding the implementation of the Acquisition); and

(c)

where Take-Two confirms the satisfaction or waiver of all Conditions (other than the Scheme Condition) in accordance with clause 5.1(a)(i), Take-Two irrevocably agrees to undertake to the Court to be bound by the terms of the Scheme in so far they relate to Take-Two, that Codemasters or its counsel may provide to the Court a copy of such undertaking to evidence such agreement and to provide such other documentation or other information and to do all such things as may reasonably be required by Codemasters, its counsel or the Court, in relation to such agreement (including instructing Codemasters’ counsel to so undertake on its behalf in relation to the Scheme and, if so required, to appear before the Court by counsel to so undertake).

5.2

If Take-Two becomes aware of any fact, matter or circumstance that it reasonably considers would entitle Take-Two to invoke (and the Panel would permit Take-Two to so invoke) any of the Conditions or treat any of the Conditions as unsatisfied or incapable of satisfaction (applying the test set out in Rule 13.5 of the Code), Take-Two shall (subject to Law) inform Codemasters providing reasonable details as soon as is reasonably practicable.

6.	Switching to a Takeover Offer

6.1

The parties currently intend that the Acquisition will be implemented by way of the Scheme. However, Take-Two shall be entitled, with the consent of the Panel, to implement the Acquisition by way of the Takeover Offer rather than the Scheme (such election being a “Switch”) only if:

(a)	Codemasters provides its prior written consent (an “Agreed Switch”), in which case clause 6.2 shall apply; or

(b)	a Codemasters Board Adverse Recommendation Change occurs.

6.2	In the event of any Agreed Switch, unless otherwise agreed in writing between Take-Two and Codemasters or required by the Panel:

(a)

the parties agree that the Acceptance Condition shall be set at ninety (90) per cent. of the Codemasters Shares to which the Offer relates (or such lesser percentage as may be agreed between the parties in writing after, to the extent necessary, consultation with the Panel, being in any case more than fifty (50) per cent. of the Codemasters Shares to which the Offer relates);

(b)

Take-Two shall not take any action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the Offer Document (“Day 60”) (or such later date if the final deadline for acceptances is extended by the Panel in accordance with Rule 31.6 of the Code and the Notes on Rule 31.6 of the Code) and Take-Two shall ensure that the Offer remains open for acceptances until such time;

(c)

Take-Two shall ensure that the only conditions of the Offer shall be the Conditions (subject to replacing the Condition set out in paragraph 3 of Part A (Conditions and Further Terms of the Acquisition) of Appendix I to the Announcement with the Acceptance Condition referred to in clause 6.2(a) and any other modifications or amendments to such terms and conditions as may be required by the Panel or which are necessary as a result of the Agreed Switch) and that the Offer is made on terms that are no less favourable to offerees than those set out in the Announcement;

(d)

Take-Two shall keep Codemasters informed, on a confidential basis and reasonably promptly following receipt of a written request from Codemasters, of the number of holders of Codemasters Shares that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders and the number of Codemasters Shares to which such forms relate; and

(e)	the parties agree that:

(i)	all provisions of this Agreement shall continue to apply save as set out in this clause 6.2; and

(ii)

all provisions of this Agreement relating to the Scheme and the Scheme Document and its implementation shall apply to the Offer, the Offer Document and its implementation mutatis mutandis, save as set out in this clause 6.

6.3	In the event of an Agreed Switch, Take-Two shall:-

(a)

submit, or procure the submission of drafts and revised drafts of the Offer Document to Codemasters for review and comment and shall take into account any reasonable comments from Codemasters for the purposes of preparing revised drafts; and

(b)

obtain Codemasters’ approval for the contents of the information on the Codemasters Group contained in the Offer Document before it is posted or published and afford Codemasters sufficient time to consider such documents in order to give its approval. If Codemasters does not approve the information in the Offer Document within 28 days from the date of the Agreed Switch, Take-Two shall be entitled to publish the Offer Document containing only information required by Rule 24 of the Code excluding such information as may be approved by the Panel.

6.4

Take-Two hereby represents that it is not, at the date of this Agreement, and undertakes that it shall not become, following the date of this Agreement, required to make a mandatory offer for Codemasters under Rule 9 of the Code.

7.	Codemasters dividends

As set out in further detail in the Announcement, if on or after the date of the Announcement any dividend or other distribution is declared, paid or made or becomes payable by Codemasters, Take-Two reserves the right to reduce the Offer Price by the aggregate amount of such dividend or distribution, in which case the relevant eligible Take-Two Shareholders will be entitled to receive and retain such dividend and/or distribution.

8.	Codemasters Share Option Schemes

8.1	The provisions of Schedule 2 shall apply in respect of the Codemasters Share Option Schemes.

8.2

Each of the parties agrees that if the Acquisition is implemented by way of the Scheme, the timetable for its implementation shall be fixed so far as is possible so as to enable options and awards under the relevant Codemasters Share Option Schemes which provide for exercise and/or vesting upon the sanction of the Scheme by the Court to be exercised or vest in sufficient time to enable the resulting Codemasters Shares to be bound by the Scheme on the same terms as Codemasters Shares held by Codemasters Shareholders.

8.3	Codemasters represents and warrants to Take-Two that:

(a)	none of the recipients of awards under the Take-Two RSU Plan as referred to in paragraphs 4(a) or 4(f) of Schedule 2 is at the date of this Agreement a director of, or a shareholder in, Codemasters;

(b)	the issued share capital of Codemasters at the date of this Agreement is 152,411,266 Codemasters Shares;

(c)	the total number of Codemasters Shares which may be allotted and issued pursuant to the Codemasters Share Option Schemes at the date of this Agreement is 3,536,287; and

(d)	the total number of Codemasters Shares which may be allotted and issued pursuant to options granted under the Codemasters Share Options Schemes on or after the date of this Agreement is 451,045.

9.	Directors’ and officers’ insurance

9.1	If and to the extent such obligations are permitted by Law, for six (6) years after the Effective Date, Take-Two shall procure that the members of the Codemasters Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date. Nothing in the foregoing shall require any member of the Codemasters Group or Take-Two to indemnify any director to the extent it is unlawful to do so.

9.2

Take-Two acknowledges that Codemasters may purchase directors’ and officers’ liability insurance cover for both current and former directors and officers of the Codemasters Group, including directors and officers who retire or whose employment is terminated as a result of the Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six (6) years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Codemasters Group’s directors’ and officers’ liability insurance as at the date of this Agreement. Each of the directors, officers and employees of the Codemasters Group to which clause 9.1 and this clause 9.2 apply will have the right, under the Contracts (Rights of Third Parties) Act 1999, to enforce his or her rights against Take-Two under clause 9.1 and this clause 9.2.

10.	Termination

10.1	Subject to clauses 10.2 to 10.3 (inclusive), this Agreement shall terminate and all obligations of the parties under this Agreement shall cease, as follows:

(a)	if agreed in writing between the parties;

(b)	if the Announcement is not released by 8:00 a.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another time in accordance with clause 2.1);

(c)	upon service of written notice by Take-Two to Codemasters or Codemasters to Take-Two prior to the Long Stop Date, if:

(i)

a third party announces a firm intention to make an offer or revised offer (whether or not subject to the satisfaction or waiver of any pre-conditions) for Codemasters, which is recommended by the Codemasters Directors; or

(ii)	a Codemasters Board Adverse Recommendation Change occurs;

(d)	upon service of written notice by Take-Two to Codemasters prior to the Long Stop Date stating that either:

(i)

any Condition which has not been waived is (or has become) incapable of satisfaction by the Long Stop Date and, notwithstanding that Take-Two has the right to waive such Condition, Take-Two will not do so; or

(ii)	any Condition which is incapable of waiver is incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) has been permitted by the Panel;

(e)	upon service of written notice by Take-Two to Codemasters or by Codemasters to Take-Two prior to the Long Stop Date, if:

(i)	a Competing Proposal is recommended by the Codemasters Board; or

(ii)	a Competing Proposal completes, becomes effective or is declared or becomes unconditional in all respects; or

(iii)	the Codemasters Resolutions are not passed at the Court Meeting and the Codemasters General Meeting; or

(iv)	the Court refuses to sanction the Scheme;

(f)

if the Acquisition is, with the permission of the Panel, withdrawn with the consent of Take-Two or lapses in accordance with its terms prior to the Long Stop Date (other than where: (i) such lapse or withdrawal is as a result of the exercise of Take-Two’s right to effect a Switch; or (ii) such lapse or withdrawal either is not, in the case of a withdrawal, confirmed by Take-Two, or it is otherwise to be followed within five (5) Business Days by an announcement under Rule 2.7 of the Code made by Take-Two or a person acting in concert with Take-Two to implement the Acquisition by a different offer or scheme on substantially the same or improved terms); or

(g)	unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Long Stop Date.

10.2	Termination of this Agreement shall be without prejudice to the rights of the parties which have arisen prior to termination, including any claim in respect of a breach of this Agreement.

10.3

The following provisions shall survive termination of this Agreement: clauses 13 to 19 (inclusive), 21 to 26 (inclusive), this clause 10 and all related provisions of clause 1 (Definitions and interpretation).

11.	Takeover Code

11.1

Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms of this Agreement.

11.2

The parties agree that, if the Panel determines that any provision of this Agreement that requires Codemasters to take or not to take any action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

11.3	Nothing in this Agreement shall oblige Codemasters or the Codemasters Directors to recommend a Takeover Offer or a Scheme proposed by Take-Two or any member of the Wider Take-Two Group.

11.4

Without prejudice to the representations and warranties given by the parties pursuant to clauses 8.3 and 12, nothing in this Agreement shall be taken to restrict the directors of any member of the Wider Take-Two Group or the Codemasters Group from complying with Law, orders of court or regulations, including the Code, the AIM Rules and the rules and regulations of the Panel.

12.	Representations and warranties

12.1	Each party represents and warrants to the other party on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Acquisition to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

12.2

No party shall have any claim against any other party pursuant to clause 12.1 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

12.3

Take-Two acknowledges and agrees, on its own behalf and on behalf of the Wider Take-Two Group, that any information and/or assistance provided by any of the Codemasters Directors, officers, employees or advisers (each a “Codemasters Representative”) to it and/or any member of the Wider Take-Two Group or any of their respective directors, officers, employees or advisers, whether before, on or after the date of this Agreement: (i) pursuant to the obligations of Codemasters or any member of the Codemasters Group under or otherwise in connection with this Agreement; or (ii) in connection with the Acquisition shall in each case be given on the basis that the relevant Codemasters Representative shall not incur any liability nor owe any duty of care to any member of the Wider Take-Two Group in respect of any loss or damage that any member of the Wider Take-Two Group or any of their respective directors, officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance (save, in each case for loss or damage resulting from the fraudulent misrepresentation of the relevant Codemasters Representative). Each Codemasters Representative to which this clause applies will have the right, under the Contracts (Rights of Third Parties) Act 1999, to enforce his or her rights against Take-Two under this clause.

13.	Costs

13.1	For the avoidance of any doubt, Take-Two shall be responsible for paying the Panel’s document charges in respect of the Acquisition.

13.2

Except as otherwise provided in this Agreement, each party shall pay its own costs incurred in connection with negotiating, preparing and completing this Agreement or otherwise in connection with the Acquisition.

14.	Entire agreement

14.1

Without prejudice to the terms of the Announcement or the Acquisition Document, this Agreement and the Confidentiality Agreement together set out the entire agreement between the parties relating to the Acquisition and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Acquisition.

14.2	Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

14.3

Except in the case of fraud or fraudulent misrepresentation, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement or the Confidentiality Agreement.

14.4

For the purposes of this clause, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this Agreement.

14.5	Nothing in this Agreement shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

15.	Assignment

Unless the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

16.	Notices

16.1

Any notice to be given by one party to the other party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, e-mail, registered post or courier.

16.2	A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by e-mail. Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

16.3	The addresses and e-mail addresses of the parties for the purpose of clause 16.1 are:

Take-Two

Address:	110 West 44th Street, New York, New York 10036

E-mail:	dan.emerson@take2games.com

For the attention of:	Dan Emerson

with a copy (which shall not constitute notice) to:

Address:	Willkie Farr & Gallagher (UK) LLP, CityPoint, 1 Ropemaker
Street EC2Y 9AW

E-mail:	aturteltaub@willkie.com; ffeuillat@willkie.com

For the attention of:	Adam Turteltaub / François Feuillat

Codemasters

Address:	Codemasters Campus, Stoneythorpe, Southam, Warwickshire,
CV47 2DL, England

E-mail:	frank.sagnier@codemasters.com;
rashid.varachia@codemasters.com

For the attention of:	Frank Sagnier/Rashid Varachia

with a copy (which shall not constitute notice) to:

Address:	Gowling WLG (UK) LLP, 4 More London Riverside, London
SE1 2AU

E-mail:	sunil.kakkad@gowlingwlg.com;
jeffrey.elway@gowlingwlg.com

For the attention of:	Sunil Kakkad / Jeffrey Elway

16.4	Each party shall notify the other party in writing of any change to its details in clause 16.3 from time to time.

17.	Language

Each language of communication under or in connection with this Agreement shall be in English.

18.	Waivers, rights and remedies

18.1	The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.

18.2

No failure to exercise, or delay in exercising, any right under this Agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by Law shall not preclude any further exercise of it.

18.3

Without prejudice to any other rights or remedies that the other party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly the other parry may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

19.	No partnership

No provision of this Agreement creates a partnership between the parties or makes a party the agent of the other party for any purpose. A party has no authority or power to bind, to contract in the name of, or to create a liability for the other party in any way or for any purpose.

20.	Further assurances

At the cost of the requesting party, each party shall (and shall procure that members of its respective group shall and shall use reasonable endeavours to procure that any necessary third party shall) execute such documents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.

21.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

22.	Variations

22.1	No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

22.2	If this Agreement is varied:

(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;

(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and

(c)	the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

23.	Invalidity

23.1	Each of the provisions of this Agreement is severable.

23.2	If and to the extent that any provision of this Agreement:

(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but

(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended,

then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this Agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction, shall in any way be affected or impaired as a result of this clause 23.2.

24.	Third party enforcement rights

24.1

Each of the persons to whom clauses 9.1 and/or 9.2 and/or 12.3 applies may under the Contracts (Rights of Third Parties) Act 1999 enforce the terms of clauses 9.1 and/or 9.2 and/or 12.3 (as applicable). This right is subject to: (i) the rights of the parties to rescind or vary this Agreement without the consent of any other person and; (ii) the other terms and conditions of this Agreement.

24.2	Except as set out in clause 24.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

25.	Appointment of process agent

25.1

Take-Two irrevocably appoints Take Two Interactive Software Europe Limited (incorporated in England and Wales with registered no. 02739756) of 7 Savoy Court, London, WC2R 0EX as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Take-Two.

25.2	Take-Two agrees to inform Codemasters in writing of any change of address of such process agent within 7 days of such change.

25.3

If such process agent ceases to be able to act as such or to have an address in England, Take-Two irrevocably agrees to appoint a new process agent in England reasonably acceptable to Codemasters and to deliver to Codemasters within 14 days a copy of a written acceptance of appointment by the process agent.

25.4

Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

26.	Governing law and jurisdiction

26.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

26.2

The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement, including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and (ii) any non-contractual obligations arising out of or in connection with this Agreement. For these purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

IN WITNESS WHEREOF this Agreement has been entered into on the date stated on page 1.

SIGNED by	)
for and on behalf of	)	/s/ Rashid Varachia
CODEMASTERS GROUP HOLDINGS PLC	)

SIGNED by	)
for and on behalf of	)	/s/ Matthew Breitman
TAKE-TWO INTERACTIVE SOFTWARE, INC.	)

[Signature Page to Co-operation Agreement]

Schedule 1

Form of Announcement

Schedule 2

Codemasters Share Option Schemes and Take-Two RSU Plan

Codemasters and Take-Two agree that the following arrangements will, where appropriate and subject to the Acquisition becoming effective in all respects, be implemented with respect to the Codemasters Share Option Schemes and the Take-Two RSU Plan.

In this Schedule 2, references to an “award” include a conditional right or an option to acquire Codemasters Shares pursuant to the Codemasters Share Option Schemes or a right under the Take-Two RSU Plan.

In the event that the Acquisition is effected by way of a Takeover Offer, references to “Court Sanction” in this Schedule 2 shall be read as if they refer to the date on which the Takeover Offer becomes or is declared unconditional in all respects.

1.	Operation of the Codemasters Share Option Schemes prior to the Effective Date

1.1

Take-Two acknowledges and agrees that subject always to Rule 21.1 of the Code, prior to the Effective Date, the Codemasters Board (and, where appropriate, the Codemasters Remuneration Committee) may operate the Codemasters Share Option Schemes as they consider appropriate in accordance with the existing rules of the applicable plan and Codemasters’ normal practice and, where relevant, the Company’s directors’ remuneration policy. For the avoidance of doubt, operate includes (without limitation):

(a)	subject to paragraphs 1.2 to 1.4 (inclusive) below, determining the terms of and granting new awards under the Codemasters Share Option Schemes;

(b)	satisfying the vesting, exercise and release of awards by issuing new Codemasters Shares; and

(c)	determining the treatment of awards for participants in the Codemasters Share Option Schemes who cease employment prior to the Effective Date.

1.2

The parties acknowledge and agree that the Codemasters Remuneration Committee has determined that Codemasters shall grant options prior to the Effective Date under the Codemasters LTIP over 91,464 Codemasters Shares with an exercise price of 1p per Codemasters Share to a group of 19 senior managers (the “New Codemasters LTIP Awards”).

1.3

The parties acknowledge and agree that the Codemasters Remuneration Committee has determined that Codemasters shall, prior to the Effective Date, grant an option outside of the Codemasters NED Plan but on terms substantially similar to those of the Codemasters NED Plan (otherwise than as to exercise price) over 210,000 Codemasters Shares with an exercise price of £2.35 per Codemasters Share to Lisa Thomas (the “New Codemasters NED Award”):

1.4

The parties acknowledge and agree that the Codemasters Remuneration Committee has determined that Codemasters shall grant options to 119 employees prior to the Effective Date under the Codemasters ESOP over 149,581 Codemasters Shares with an exercise price of the closing middle-market price of a Codemasters Share on the day before an award is granted (or, if the Codemasters Remuneration Committee so determines, with an exercise price of the average closing middle-market price on the three preceding days before an award is granted) (the “New Codemasters ESOP Awards” and, together with the New Codemasters LTIP Awards and the New Codemasters NED Award, the “New Codemasters Awards”).

2.	Treatment of Codemasters Share Option Schemes awards in connection with the Acquisition

2.1

Take-Two acknowledges and agrees that the Codemasters Remuneration Committee may determine the treatment of outstanding awards under the Codemasters Share Option Schemes in connection with the Acquisition in accordance with the rules of the applicable plan and, where relevant, Codemasters’ directors’ remuneration policy, subject to the terms of this Agreement.

2.2

The parties agree that the Scheme Record Time (as specified in the Scheme Document) shall take place after the day of the Court Hearing to allow sufficient time for those participants in Codemasters Share Option Schemes who acquire Codemasters Shares on or before the day of the Court Hearing to have those Codemasters Shares acquired by Take-Two through the Scheme.

2.3

The parties agree that vesting, exercise and settlement under the Codemasters Share Option Schemes as described in this Schedule will be subject to the deductions for applicable taxes and National Insurance and any similar social security deductions or contributions.

2.4

Take-Two agrees to make an appropriate offer or proposal to the holders of the interests under the Codemasters Share Option Schemes in accordance with Rule 15 of the Code, as set out in this Schedule 2.

2.5

The parties to this Agreement acknowledge and agree that, in accordance with the rules of the Codemasters Share Option Schemes and, where relevant, Codemasters’ directors’ remuneration policy, outstanding awards which are unvested or not exercisable immediately before the Court Sanction will vest and become exercisable in accordance with the applicable plan rules at the time of the Court Sanction as determined by the Codemasters Remuneration Committee, subject to the following agreed principles:

(a)

Codemasters agrees that the Codemasters Remuneration Committee has determined that the applicable performance conditions that apply to the awards granted under the Codemasters LTIP have been satisfied in full or would be likely to be satisfied in full at the end of the relevant performance periods such that the awards will vest and become exercisable in full at the time of the Court Hearing; and

(b)

the parties agree that all outstanding awards (whether currently vested or unvested) under the Codemasters Share Option Schemes shall lapse at the expiry of a period of six months from the date of the Court Sanction.

3.	Employee communications and participation in the Acquisition

3.1	Codemasters agrees it shall:

(a)

prepare, in a form to be agreed between Codemasters and Take-Two, letters (which may be in electronic form) to be sent jointly from the Codemasters and Take-Two to participants in the Codemasters Share Option Schemes; and

(b)	arrange the delivery of such letters at the same time as, or as soon as reasonably practicable after, the posting of the Scheme Document (or such later time as the parties and the Panel may agree).

3.2

The letters will explain to participants the impact of the Acquisition on rights held under the relevant Codemasters Share Option Schemes and any Codemasters Shares they may receive in respect of such rights, explain Take-Two’s “Rule 15 proposals” and highlight any action participants may wish to take in anticipation of or in connection with the Acquisition and/or Take-Two’s “Rule 15 proposals”. Codemasters will agree to terms in the letters which reflect points it has already agreed on in signing this Agreement.

4.	Operation of the Take-Two RSU Plan after the Effective Date

Take-Two agrees that after the Effective Date it shall:

(a)

grant awards under the Take-Two RSU Plan to Frank Sagnier having a value equivalent to 186,667 Codemasters Shares at the offer price of 485 pence per Codemasters Share (£905,335) vesting subject to continued employment on 31 March 2022 or on cessation of employment as a good leaver (whichever is the earlier);

(b)

grant awards under the Take-Two RSU Plan to Rashid Varachia having a value equivalent to 140,000 Codemasters Shares at the offer price of 485 pence per Codemasters Share (£679,000) vesting subject to continued employment on 31 March 2022 or on cessation of employment as a good leaver (whichever is the earlier);

(c)

grant awards under the Take-Two RSU Plan to Clive Moody having a value equivalent to 210,000 Codemasters Shares at the offer price of 485 pence per Codemasters Share (£1,018,500) subject to three year vesting as to 50% equally over three years and as to 50% based on achievement of targets for growth in the profit contribution made by Codemasters to the Take-Two group;

(d)

grant awards under the Take-Two RSU Plan to Jonathan Bunney having a value equivalent to 210,000 Codemasters Shares at the offer price of 485 pence per Codemasters Share (£1,018,500) subject to three year vesting as to 50% equally over three years and as to 50% based on achievement of targets for growth in the profit contribution made by Codemasters to the Take-Two group;

(e)

grant awards under the Take-Two RSU Plan to a group comprising 29 members of Codemasters’ management having a total value equivalent to 489,886 Codemasters Shares at the offer price of 485 pence per Codemasters Share (£2,375,947) subject to three year vesting as to 50% equally over three years and as to 50% based on achievement of targets for growth in the profit contribution made by Codemasters to the Take-Two group;

(f)

grant awards under the Take-Two RSU Plan to Codemasters employees (other than the individuals referred to paragraphs 4(a) to 4(d) above) having a total value equivalent to 483,573 Codemasters Shares at the offer price of 485 pence per Codemasters Share (£2,345,329) subject to three year vesting as to 50% equally over three years and as to 50% based on achievement of targets for growth in the profit contribution made by Codemasters to the Take-Two group.

5.	General

Codemasters and Take-Two agree that the Codemasters Resolutions shall include a resolution proposing an amendment to Codemasters’ articles of association by the adoption and inclusion of a new article under which any Codemasters Shares issued after the Codemasters General Meeting shall either be subject to the Scheme or (after the Effective Date) shall be immediately transferred to Take-Two (or as it may direct) in exchange for the same consideration to be paid by Take-Two as is due under the Scheme.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACT:

(Investor Relations)	(Corporate Press)
Henry A. Diamond	Alan Lewis
Senior Vice President	Vice President
Investor Relations & Corporate Communications	Corporate Communications & Public Affairs
Take-Two Interactive Software, Inc.	Take-Two Interactive Software, Inc.
(646) 536-3005	(646) 536-2983
Henry.Diamond@take2games.com	Alan.Lewis@take2games.com

Take-Two Interactive Software, Inc. Reaches Agreement for

Recommended Acquisition of Codemasters Group Holdings PLC

UK-based publisher and game developer renowned for titles in the racing genre

Acquisition anticipated to be completed in the first quarter of calendar 2021

New York, NY – November 10, 2020 – Take-Two Interactive Software, Inc. (NASDAQ:TTWO) today announced that it has reached an agreement with the Board of Codemasters for the recommended acquisition of Codemasters, the UK-based game publisher and developer. In the transaction, Codemasters’ shareholders will be entitled to receive 120 pence (*approximately $1.58) in cash and 0.02834 shares of Take-Two common stock for each ordinary share of Codemasters. Based on Take-Two’s closing share price of $168.68 and the exchange rate of US$1.31:£1 on November 5, 2020 (being the day prior to rumors of Take-Two’s possible interest in Codemasters), the transaction values each Codemasters’ share at 485 pence ($6.39) and an implied equity value of approximately £759 million ($994 million). The acquisition is anticipated to be completed in the first quarter of calendar 2021.

“We are exceedingly pleased to announce this recommended transaction with the Board of Codemasters,” said Strauss Zelnick, Chairman and CEO of Take-Two. “Codemasters has a renowned history of creating some of our industry’s most beloved and commercially successful racing franchises, and we believe that their offerings will be highly complementary to our sports portfolio and enhance further our organization’s long-term growth. Moreover, we look forward to welcoming Codemasters’ senior management and development teams into our Take-Two family, and sharing in our vision to deliver the highest quality entertainment experiences and aim to be the most innovative, creative and efficient company in our industry.”

“With a leading position in sports gaming, the Board of Codemasters firmly believes the Company will benefit from Take-Two’s broad capabilities which will help propel the long term success of Codemasters.” said Gerhard Florin, the Chairman of Codemasters. “In recommending this offer to shareholders, the Board of Codemasters believes it is in the best interests of all stakeholders in the Company. Take-Two’s offer reflects the great work the management team has done since listing on AIM in 2018 at 200p and delivers an excellent return for shareholders in just two and a half years.”

Strategic Rationale:

•

Take-Two believes that the combination of Take-Two and Codemasters would bring together two world-class interactive entertainment portfolios, with a highly complementary fit between Take-Two’s 2K label and Codemasters. Take-Two believes that it can bring benefits to Codemasters’ performance by leveraging Take-Two’s global distribution and marketing infrastructure, together with Take-Two’s core operating expertise in live operations, analytics, product development, and brand and performance marketing.

•	The Take-Two Board believes there is a compelling strategic and financial rationale for the acquisition because it:

•

Creates a global leader in interactive entertainment publishing through the combination of Take-Two and Codemasters’ complementary and critically-acclaimed sports and racing franchises and world-class creative teams;

•	Enhances diversity and revenue visibility of the Take-Two IP portfolio through the addition of Codemasters’ regular title release cadence and high-quality racing titles;

•	Delivers compelling financial benefits for the combined entities – growth, earnings and operating margin accretive; and

•	Provides enhanced revenue opportunity and cost synergy potential.

•

The combination is expected to be accretive to Take-Two’s pro forma adjusted net income per share (excluding Take-Two’s customary adjustments used by its management and the Take-Two Board to adjust Take-Two’s US GAAP financial results) from the first full fiscal year following completion of the acquisition, which is anticipated to be Take-Two’s fiscal year 2022, ending March 31, 2022.

•

Frank Sagnier, Chief Executive Officer of Codemasters, and Rashid Varachia, Chief Financial Officer of Codemasters, along with the senior executive management team of Codemasters intend to remain with Codemasters following completion of the acquisition and will continue to lead the Codemasters business within Take-Two’s organization and its 2K label.

For more information on the acquisition, please visit https://www.take2games.com/codemasters-group.

Goldman Sachs International is acting as financial adviser to Take-Two and Willkie Farr & Gallagher LLP and Harbottle & Lewis LLP are acting as the legal advisers to Take-Two. Axinn, Veltrop & Harkrider LLP and Van Bael & Bellis are acting as antitrust legal advisers to Take-Two.

Jefferies International Limited is acting as financial adviser and joint-broker, and Liberum Capital Limited is acting as nominated adviser and joint-broker to Codemasters, in respect of the Acquisition. Gowling WLG (UK) LLP (as to English law) and Reed Smith LLP (as to US law) are acting as the legal advisers to Codemasters.

*	US$ equivalent values are stated at an exchange rate £1:$1.31.

About Take-Two Interactive Software

Headquartered in New York City, Take-Two Interactive Software, Inc. is a leading developer, publisher and marketer of interactive entertainment for consumers around the globe. We develop and publish products principally through Rockstar Games, 2K, Private Division, and Social Point. Our products are designed for console systems and personal computers, including smartphones and tablets, and are delivered through physical retail, digital download, online platforms and cloud streaming services. The Company’s common stock is publicly traded on NASDAQ under the symbol TTWO. For more corporate and product information please visit our website at http://www.take2games.com.

All trademarks and copyrights contained herein are the property of their respective holders.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the Company’s future business and financial performance. Such forward-looking statements are based on the current beliefs of our management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the effect of the announcement of the Acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of the Acquisition, or the failure to satisfy conditions to completion of the Acquisition, including the receipt of all required regulatory approvals; our ability to successfully integrate Codemasters’ operations and employees; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect that measures taken to mitigate the COVID-19 pandemic have on our operations, including our ability to timely deliver our titles and other

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products, and on the operations of our counterparties, including retailers and distributors; the effects of the COVID-19 pandemic on consumer demand and the discretionary spending patterns of our customers; the impact of reductions in interest rates by the Federal Reserve and other central banks, including on our short-term investment portfolio; the impact of potential inflation; volatility in foreign currency exchange rates; our dependence on key management and product development personnel; our dependence on our Grand Theft Auto and NBA 2K products and our ability to develop other hit titles; our ability to leverage opportunities on PlayStation 5 and Xbox Series X; the timely release and significant market acceptance of our games; the ability to maintain acceptable pricing levels on our games; and risks associated with international operations.

Other important factors and information are contained in the Company’s most recent Annual Report on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” the Company’s most recent Quarterly Report on Form 10-Q, and the Company’s other periodic filings with the SEC, which can be accessed at www.take2games.com. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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Exhibit 99.2

Transaction Remains Pending Approval and Closing T2 TAKE-TWO INTERACTIVE codemasters 2k Take-Two’s Acquisition of Codemasters Group Holdings plc

Transaction Remains Pending Approval and Closing

Transaction Summary

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Take-Two Interactive Software, Inc. announced today the recommended acquisition of Codemasters Group Holdings plc (“Codemasters”), an award winning British video game developer and publisher with over 30 years of experience specializing in high quality racing games

•	Complements 2K’s offerings and international growth with leading racing franchises, proprietary racing game engine, and Formula One, WRC and other licensed relationships

•	Opportunity to continue to grow Codemasters by leveraging 2K’s publishing expertise and infrastructure

•	Regular cadence of annual and biennial title releases

•	Expected to be adjusted gross margin and adjusted EPS[1] accretive based on management expectations

•	Acquisition consideration of £759 million ($994 million)

•	£571 million in equity and £188 million in cash ($748 million and $246 million respectively)

•	Completion anticipated to be in Q1 calendar year 2021

Source: Publicly available information Note: Fiscal year end March 31. Acquisition consideration based on exchange ratio of 0.02834x, Take-Two share price of $168.68 and USD / GBP exchange rate of 1.31 as of 05-Nov-2020. Codemasters financials converted based on USD / GBP exchange rate of 1.31 as of 05-Nov-2020. [1] Adjusted gross margin and adjusted net income per share, excluding Take-Two’s customary adjustments used by its management and Board of Directors to adjust the Company’s GAAP financial results.	2

Transaction Remains Pending Approval and Closing Codemasters Overview Summary Founded: 1986 HQ: Southam, United Kingdom Employees: ~700 across 4 UK studios (Cheshire, Birmingham, and London) Publishes games for Console, PC and Mobile, with a specific focus on racing games across the professional, rally, and street racing genres Key franchises include Formula One, DiRT, GRID, and Project CARS Games available on multiple platforms including Steam, PlayStation 4, Xbox One, and Oculus Proprietary EGO engine used to develop racing games Management and Creative Talent Frank Sagnier, CEO Joined Codemasters in 2014, over 20 years games industry experiences Previously managed European marketing and third-party publishing teams at EA Rashid Varachia, CFO Previously Finance Director at Technicolor Home Entertainment Services Head of European Finance at DoveBid from 2003-2004 Clive Moody, SVP Product Development Nearly 20 years industry experience with 5 BAFTA Nominations and a BAFTA Best Sports Game Award Led production of DiRT and GRID, with specialty in AAA racing games Jonathan Bunney, SVP Publishing Previously European Marketing Director at Electronic Arts Oversaw global marketing for FIFA, Burnout and Battlefield prior to joining Codemasters in 2014 Financial Profile Revenue Adj. EBITDA Adj. EBITDA % Margin $41 10% FY16A $4 $66 12% $8 FY17A $83 18% $15 FY18A $93 26% $24 FY19A $100 23% $23 FY20A Source: Company filings, publicly available information Note: $ in millions. Fiscal year end March 31. Codemasters financials converted based on USD / GBP exchange rate of 1.31 as of 05-Nov-2020. Adjusted EBITDA (or “Adj. EBITDA”) is a non-GAAP measure used by the Codemasters which is defined as profit before finance costs on borrowings (restricted to represent cash basis), tax, capitalization, depreciation, amortization, non-recurring items, share based payments and takes into account the phasing of milestone payments received from publishers. 3

Transaction Remains Pending Approval and Closing Portfolio of Leading and Longstanding Racing Franchises Series Launch 2009 1998 2007 2015 2008 2001 (Licensed in 2020) Genre Professional Rally Rally Professional Street Rally IP Licensed Owned Owned Owned Owned Licensed Platforms PC, Console, and Mobile PC and Console PC and Console PC and Console PC and Console PC and Console Metacritic Score1 88% 84% 80% 69% 75% N/A T2 Source: Publicly available information 1 Average Metacritic score for most recent game across PC and console to the extent available. 4

Transaction Remains Pending Approval and Closing Globally Renowned Formula One IP TM Truly Global Sport Massive Reach Iconic Brand Rich Heritage Codemasters has held exclusive video game rights for the FIA Formula One World Championship franchise since 2008 Current rights until 2025, with a two year extension1 Since its first release in 2009, Codemasters’ F1 games have won multiple awards and demonstrated consistently high Metacritic scores T2 Source: Publicly available information 1 Subject to certain Codemasters performance thresholds. 2 Average Metacritic score across PC and console to the extent available. Metacritic Scores Over Time2 2016 84% 2017 86% 2018 84% 2019 87% SEVENTY EDITION 2020 88% WINNER 2016 TIGA GAMES INDUSTRY AWARDS WINNER 2019 TIGA GAMES INDUSTRY AWARDS 5

Transaction Remains Pending Approval and Closing Strategically Enhances 2K’s Leadership in Global Entertainment Publishing 2k Strategy SID MEIER’S CIVILIZATION VI XCOM 2 Action / RPG BIOSHOCK MAFIAIII BORDERLANDS3 Sports INBA2K W2K 2K21 BATTLE GROUNDS INBA2K PLAYGROUNDS2 Racing 2020 DIRT RALLY 2.0. DIRT5 PROJECT CARS 3 GRID W2C FIA WORLD RALLY CHAMPIONSHIP Codemasters’ portfolio has clear alignment with 2K’s strengths and ambitions 1 A Category Leader in Racing with Proprietary EGO Engine 2 Annualized/ Biennial Releases 3 Opportunities for Live Services & MTX 4 Broad International Appeal with 4 Studios Worldwide T2 Source: Publicly available information CODEMASTERS 6

Transaction Remains Pending Approval and Closing

Disclaimer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION (A “RESTRICTED JURISDICTION”).

No offer or solicitation

This presentation is provided for informational purposes only and is not intended to and does not constitute an offer to subscribe for or purchase nor a solicitation of an offer to sell or the solicitation of any vote or approval in any jurisdiction in respect of, shares of Take-Two Interactive Software, Inc. (“Take-Two”) or Codemasters Group Holdings plc (“Codemasters”).

Restrictions on certain information under the Code

Codemasters is a company subject to the jurisdiction of the UK Panel on Takeovers and Mergers and the City Code on Takeovers and Mergers (the “Code”). Under the Code, Take-Two is prohibited from discussing any material information or significant new opinions which have not been publicly announced. Any person interested in securities of Take-Two or Codemasters is encouraged to consult their professional advisors. We encourage you to read the announcement made under Rule 2.7 of the Code and published on Take-Two’s website (https://www.take2games.com/codemasters-group) on November 10, 2020.

Statements required by the Code

Each of the Take-Two directors, whose names are set out on the “Board of Directors” page of Take-Two’s website (https://ir.take2games.com), accepts responsibility for the information contained in this presentation. To the best of the Take-Two’s directors’ knowledge and belief (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This presentation contains certain forward-looking statements. The forward-looking statements contained in this presentation include statements about Codemasters, the Codemasters Group (being Codemasters and its subsidiaries and subsidiary undertakings), Take-Two and the Take-Two Group (being Take-Two and its subsidiaries and subsidiary undertakings) the expected effects of the Acquisition on the Codemasters Group and the Take-Two Group, strategic options, the expected timing and scope of the Acquisition, and all other statements in this presentation other than those containing historical facts may be forward-looking statements. These statements are based on the current expectations and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “budget”, “schedule”, “forecast”, “project”, “goal”, “believe”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could”, “subject to”, or other words of similar meaning. By their nature, forward-looking statements involve known and unknown risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements may include statements relating to the following: future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects. There are a number of factors that could cause actual results, outcomes and developments to differ materially from those expressed in, or implied by, such forward-looking statements and such statements are therefore qualified in their entirety by the risks and uncertainties surrounding these future expectations. Many of these risks and uncertainties relate to factors that are beyond the entities’ ability to control or estimate precisely, such as, but not limited to, general business and market conditions both globally and locally, political, economic and regulatory forces, industry trends and competition, future exchange and interest rates, changes in government and regulation including in relation to health and safety, the environment, labour relations and tax rates and future business combinations or dispositions. For a discussion of important factors which could cause actual results to differ from forward- looking statements in relation to the Codemasters Group, refer to the annual report and accounts for Codemasters Group for the financial year ended 31 March 2020. The Form 10-K of Take-Two for the fiscal year ended 31 March 2020 and the Form 10-Qs for the fiscal quarters ended 30 June 2020 and 30 September 2020 contain additional information regarding forward-looking statements with respect to Take-Two.

Additional US information

To the extent Take-Two effects the acquisition of Codemasters as a Scheme under English law, the issuance of Take-Two common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act. Persons who receive securities in the acquisition (other than affiliates as described below) may resell them without restriction under the Act. Persons (whether or not U.S. persons) who are affiliates (within the meaning of the Act) of Take-Two within 90 days prior to the effective date of the acquisition will be subject to certain U.S. transfer restrictions relating to the Take-Two common stock received pursuant to the acquisition. In the event that Take-Two determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Take-Two common stock that would be issued in the Acquisition and such offer would be done in compliance with the applicable tender offer rules under the Securities Exchange Act of 1934, as amended. INVESTORS AND SECURITY HOLDERS OF TAKE-TWO ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) IN THE EVENT THAT TAKE-TWO DETERMINES TO CONDUCT THE ACQUISITION PURSUANT TO AN OFFER OR OTHERWISE IN A MANNER THAT IS NOT EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT TAKE-TWO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TAKE-TWO, THE ISSUANCE OF TAKE-TWO COMMON STOCK, AND THE PROPOSED ACQUISITION. Any registration statement/prospectus and other relevant materials in connection with the issuance of Take-Two common stock and the Acquisition (when they become available), and any other documents filed by Take-Two with the SEC, may be obtained free of charge at the SEC’s website at ww.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by sending a request to: Investor Relations, Take-Two, 110 W 44th St New York, NY 10036.

Publication on website

In accordance with Rule 26.1 of the Code, a copy of this Announcement will be available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) at https://www.take2games.com/codemasters-group by no later than 12 noon (London time) on the Business Day following this Announcement.

Neither the contents of these websites nor the content of any other website accessible from hyperlinks on such websites is incorporated into, or forms part of, this Announcement.

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